2008 Consolidated Financial Statements

Table of Contents

104	Management’s Responsibility for Financial Information

105	Shareholders’ Auditors’ Report

106	Consolidated Balance Sheet

107	Consolidated Statement of Income

108	Consolidated Statement of Changes in Shareholders’ Equity

108	Consolidated Statement of Comprehensive Income

109	Consolidated Statement of Cash Flows

110	Notes to the Consolidated Financial Statements

Consolidated Financial Statements
Management’s Responsibility for Financial Information
The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements also comply with the accounting requirements of the Bank Act.
     The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgement of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the consolidated financial statements.
     Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of business conduct throughout the Bank.
     Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting in line with Canadian and U.S. securities regulations.
     The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with, the Audit and Conduct Review Committee of the Board of Directors. In addition, the Bank’s compliance function maintains policies, procedures and programs directed at ensuring compliance with regulatory requirements, including conflict of interest rules.
     The Office of the Superintendent of Financial Institutions, Canada, which is mandated to protect the rights and interests of the depositors and creditors of the Bank, examines and enquires into the business and affairs of the Bank, as deemed necessary, to determine whether the provisions of the Bank Act are being complied with, and that the Bank is in a sound financial condition.
     The Audit and Conduct Review Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.
     The Audit and Conduct Review Committee reviews and reports their findings to the Board of Directors on all related party transactions that may have a material impact on the Bank.
     KPMG LLP, the independent auditors appointed by the shareholders of the Bank, have audited the consolidated financial statements of the Bank for each of the years in the three-year period ended October 31, 2008 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and have expressed their opinions upon completion of such audits in the following report to the shareholders. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit and Conduct Review Committee to discuss their audit, including any findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Rick Waugh	Luc Vanneste
President and Chief Executive Officer	Executive Vice-President
and Chief Financial Officer
Toronto, Canada
December 2, 2008
104     2008 Scotiabank Annual Report

Shareholders’ Auditors’ Report
To the Shareholders of The Bank of Nova Scotia
We have audited the Consolidated Balance Sheets of The Bank of Nova Scotia (the Bank) as at October 31, 2008 and 2007 and the Consolidated Statements of Income, Changes in Shareholders’ Equity, Comprehensive Income, and Cash Flows for each of the years in the three-year period ended October 31, 2008. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2008 in accordance with Canadian generally accepted accounting principles.

KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada

December 2, 2008

2008 Scotiabank Annual Report     105

Consolidated Financial Statements
Consolidated Balance Sheet

As at October 31 ($ millions)	2008	2007

Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$2,574	$2,138
Interest-bearing deposits with banks	32,318	23,011
Precious metals	2,426	4,046

	37,318	29,195

Securities (Note 3)
Trading	48,292	59,685
Available-for-sale	38,823	28,426
Equity accounted investments	920	724

	88,035	88,835

Securities purchased under resale agreements	19,451	22,542

Loans (Note 4)
Residential mortgages	115,084	102,154
Personal and credit cards	50,719	41,734
Business and government	125,503	85,500

	291,306	229,388
Allowance for credit losses (Note 5 (b))	2,626	2,241

	288,680	227,147

Other
Customers’ liability under acceptances	11,969	11,538
Derivative instruments (Note 27 (d))	44,810	21,960
Land, buildings and equipment (Note 7)	2,688	2,271
Goodwill (Note 8)	2,273	1,134
Other intangible assets (Note 8)	282	273
Other assets (Note 9)	12,119	6,615

	74,141	43,791

	$507,625	$411,510

Liabilities and shareholders’ equity
Deposits (Note 10)
Personal	$118,919	$100,823
Business and government	200,566	161,229
Banks	27,095	26,406

	346,580	288,458

Other
Acceptances	11,969	11,538
Obligations related to securities sold under repurchase agreements	36,506	28,137
Obligations related to securities sold short	11,700	16,039
Derivative instruments (Note 27 (d))	42,811	24,689
Other liabilities (Note 11)	31,063	21,138
Non-controlling interest in subsidiaries	502	497

	134,551	102,038

Subordinated debentures (Note 12)	4,352	1,710

Capital instrument liabilities (Note 13)	500	500

Shareholders’ equity
Capital stock (Note 14)
Preferred shares	2,860	1,635
Common shares	3,829	3,566
Retained earnings	18,549	17,460
Accumulated other comprehensive income (loss) (Note 16)	(3,596)	(3,857)

	21,642	18,804

	$507,625	$411,510

Arthur R.A. Scace	Rick Waugh
Chairman of the Board	President and Chief Executive Officer
Certain comparative amounts have been reclassified to conform with current period presentation.
The accompanying notes are an integral part of these consolidated financial statements.

106     2008 Scotiabank Annual Report

Consolidated Statement of Income

For the year ended October 31 ($ millions)	2008	2007(1)	2006

Interest income
Loans	$15,832	$13,985	$11,575
Securities	4,615	4,680	4,124
Securities purchased under resale agreements	786	1,258	1,102
Deposits with banks	1,083	1,112	881

	22,316	21,035	17,682

Interest expenses
Deposits	12,131	10,850	8,589
Subordinated debentures	166	116	130
Capital instrument liabilities	37	53	53
Other	2,408	2,918	2,502

	14,742	13,937	11,274

Net interest income	7,574	7,098	6,408
Provision for credit losses (Note 5 (b))	630	270	216

Net interest income after provision for credit losses	6,944	6,828	6,192

Other income
Card revenues	397	366	307
Deposit and payment services	862	817	766
Mutual funds	317	296	241
Investment management, brokerage and trust services	760	760	666
Credit fees	579	530	530
Trading revenues	188	450	637
Investment banking	716	737	659
Net gain (loss) on securities, other than trading (Note 3 (c))	(374)	488	371
Other	857	948	623

	4,302	5,392	4,800

Net interest and other income	11,246	12,220	10,992

Non-interest expenses
Salaries and employee benefits(2)	4,109	3,983	3,768
Premises and technology	1,451	1,353	1,214
Communications	326	300	276
Advertising and business development	320	311	232
Professional	227	227	174
Business and capital taxes	116	143	133
Other	747	677	646

	7,296	6,994	6,443

Income before the undernoted	3,950	5,226	4,549
Provision for income taxes (Note 18)	691	1,063	872
Non-controlling interest in net income of subsidiaries	119	118	98

Net income	$3,140	$4,045	$3,579

Preferred dividends paid	107	51	30

Net income available to common shareholders	$3,033	$3,994	$3,549

Average number of common shares outstanding (millions) (Note 20):
Basic	987	989	988
Diluted	993	997	1,001

Earnings per common share (in dollars)(3) (Note 20):
Basic	$3.07	$4.04	$3.59
Diluted	$3.05	$4.01	$3.55
Dividends per common share (in dollars)	$1.92	$1.74	$1.50

(1)	Refer to Note 1 for impact of adopting new accounting policies in 2007 as a result of new accounting standards related to financial instruments.

(2)	Refer to Note 1 for impact of adopting a new accounting policy in 2006 as a result of a new accounting standard related to stock-based compensation for employees eligible to retire before the vesting date.

(3)	The calculation of earnings per share is based on full dollar and share amounts.
The accompanying notes are an integral part of these consolidated financial statements.

2008 Scotiabank Annual Report     107

Consolidated Financial Statements
Consolidated Statement of Changes in Shareholders’ Equity

For the year ended October 31 ($ millions)	2008	2007		2006

Preferred shares (Note 14)
Balance at beginning of year	$1,635	$600		$600
Issued	1,225	1,035		—

Balance at end of year	2,860	1,635		600

Common shares (Note 14)
Balance at beginning of year	3,566	3,425		3,316
Issued	266	184		135
Purchased for cancellation	(3)	(43)		(26)

Balance at end of year	3,829	3,566		3,425

Retained earnings
Balance at beginning of year	17,460	15,843		14,126
Cumulative effect of adopting new accounting policies	—	(61	)(1)	(25	)(2)

	17,460	15,782		14,101
Net income	3,140	4,045		3,579
Dividends: Preferred	(107)	(51)		(30)
Common	(1,896)	(1,720)		(1,483)
Purchase of shares	(37)	(586)		(324)
Other	(11)	(10)		—

Balance at end of year	18,549	17,460		15,843

Accumulated other comprehensive income (loss)(1)
Balance at beginning of year	(3,857)	(2,321)		(1,961)
Cumulative effect of adopting new accounting policies	—	683		—
Other comprehensive income (loss) (Note 16)	261	(2,219)		(360)

Balance at end of year	(3,596)	(3,857)		(2,321)

Total shareholders’ equity at end of year	$21,642	$18,804		$17,547

Consolidated Statement of Comprehensive Income

For the year ended October 31 ($ millions)	2008	2007	2006

Comprehensive income
Net income	$3,140	$4,045	$3,579

Other comprehensive income (loss), net of income taxes (Note 16):
Net change in unrealized foreign currency translation losses	2,368	(2,228)	(360)
Net change in unrealized gains (losses) on available-for-sale securities	(1,588)	(67)	—
Net change in gains (losses) on derivative instruments designated as cash flow hedges	(519)	76	—

Other comprehensive income (loss)	261	(2,219)	(360)

Comprehensive income	$3,401	$1,826	$3,219

(1)	Refer to Note 1 for impact of new accounting policies as a result of new accounting standards related to financial instruments.

(2)	Represents the cumulative effect of adopting a new accounting policy as a result of a new accounting standard related to stock-based compensation for employees eligible to retire before the vesting date [refer to Note 1, Stock-based compensation].
The accompanying notes are an integral part of these consolidated financial statements.

108     2008 Scotiabank Annual Report

Consolidated Statement of Cash Flows

Sources (uses) of cash flows
For the year ended October 31 ($ millions)	2008	2007	2006

Cash flows from operating activities
Net income	$3,140	$4,045	$3,579
Adjustments to determine net cash flows from (used in) operating activities:
Depreciation and amortization	291	267	230
Provision for credit losses	630	270	216
Future income taxes	(367)	(106)	(178)
Net gain (loss) on securities, other than trading(1)	374	(488)	(371)
Net accrued interest receivable and payable	60	18	221
Trading securities	13,721	334	(13,042)
Derivative assets	(15,292)	(13,616)	222
Derivative liabilities	11,202	14,548	446
Other, net	6,353	(3,261)	2,713

	20,112	2,011	(5,964)

Cash flows from financing activities
Deposits	28,106	41,746	44,014
Obligations related to securities sold under repurchase agreements	6,913	(3,858)	8,245
Obligations related to securities sold short	(5,020)	3,848	2,190
Subordinated debentures issued	3,144	—	—
Subordinated debentures redemptions/repayments	(691)	(500)	(300)
Capital instrument liabilities redemptions/repayments	—	(250)	—
Preferred shares issued	1,225	1,035	—
Common shares issued	234	112	118
Common shares redeemed/purchased for cancellation	(40)	(629)	(350)
Cash dividends paid	(2,003)	(1,771)	(1,513)
Other, net	(101)	3,391	684

	31,767	43,124	53,088

Cash flows from investing activities
Interest-bearing deposits with banks	(5,052)	(7,087)	(1,664)
Securities purchased under resale agreements	3,793	1,897	(5,633)
Loans, excluding securitizations	(47,483)	(42,028)	(31,978)
Loan securitizations	5,121	3,756	2,514
Securities, other than trading(1)
Purchases	(41,444)	(32,133)	(41,326)
Maturities	16,842	14,015	18,011
Sales	19,346	17,267	15,146
Land, buildings and equipment, net of disposals	(464)	(317)	(256)
Other, net(2)	(2,399)	(390)	(2,099)

	(51,740)	(45,020)	(47,285)

Effect of exchange rate changes on cash and cash equivalents	297	(257)	(60)

Net change in cash and cash equivalents	436	(142)	(221)
Cash and cash equivalents at beginning of year	2,138	2,280	2,501

Cash and cash equivalents at end of year(3)	$2,574	$2,138	$2,280

Cash disbursements made for:
Interest	$14,544	$13,625	$10,559
Income taxes	$1,212	$905	$1,012

Certain comparative amounts have been reclassified to conform with current period presentation.

(1)	Prior to November 1, 2006, this related to securities classified as investment securities. Refer to Note 1 for further details.

(2)	Comprises investments in subsidiaries and business units, and the purchase of assets related to these investments, which are net of non-cash consideration consisting of common shares issued from treasury of nil (2007 — $36; 2006 — $1) and net of cash and cash equivalents at the date of acquisition of $37 (2007 — $6; 2006 — $167).

(3)	Represents cash and non-interest-bearing deposits with banks.
The accompanying notes are an integral part of these consolidated financial statements.

2008 Scotiabank Annual Report     109

Notes to the 2008 Consolidated Financial Statements

Table of Contents

Page	Note
111	1.	Significant accounting policies
116	2.	Future accounting changes
116	3.	Securities
118	4.	Loans
119	5.	Impaired loans and allowance for credit losses
120	6.	Variable interest entities
121	7.	Land, buildings and equipment
121	8.	Goodwill and other intangible assets
121	9.	Other assets
122	10.	Deposits
122	11.	Other liabilities
123	12.	Subordinated debentures
123	13.	Capital instrument liabilities, trust securities and trust subordinated notes
125	14.	Capital stock
127	15.	Capital management
128	16.	Accumulated other comprehensive income (loss)
129	17.	Stock-based compensation
131	18.	Corporate income taxes
132	19.	Employee future benefits
134	20.	Earnings per common share
134	21.	Related party transactions
134	22.	Segmented results of operations
137	23.	Guarantees, commitments and contingent liabilities
139	24.	Financial instruments — risk management
148	25.	Financial instruments — fair value
149	26.	Items designated as trading
149	27.	Derivative instruments
153	28.	Acquisitions
154	29.	Reconciliation of Canadian and United States generally accepted accounting principles (GAAP)

110 2008 SCOTIABANK ANNUAL REPORT

Significant accounting policies
The consolidated financial statements of The Bank of Nova Scotia (the Bank) have been prepared in accordance with Section 308 of the Bank Act which states that, except as otherwise specified by the Superintendent of Financial Institutions Canada (the Superintendent), the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these consolidated financial statements, including the accounting requirements of the Superintendent, are summarized on the following pages. These accounting policies conform, in all material respects, to Canadian GAAP. In addition, Note 29 describes and reconciles the significant measurement differences between Canadian and U.S. GAAP affecting the accompanying consolidated financial statements.
     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Key areas where management has made difficult, complex or subjective judgements, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments, corporate income taxes, pensions and other employee future benefits, other-than-temporary impairment of available-for-sale securities and determination of the primary beneficiary of a variable interest entity (VIE). Actual results could differ from these and other estimates.
     Certain comparative amounts have been reclassified to conform with current year presentation.
Changes in Accounting Standards
Reclassification of Financial Assets
On October 24, 2008, the CICA issued amendments to the accounting standard on Financial Instruments — Recognition and Measurement. The amendments permit the reclassification of non-derivative financial assets out of the held-for-trading category under rare circumstances. For the period ended October 31, 2008, the Bank is permitted to retrospectively reclassify items from August 1, 2008. Any future reclassifications would need to be applied prospectively. In accordance with these amendments, the Bank reclassified specified assets out of trading securities to available-for-sale securities effective August 1, 2008. These assets were comprised of $303 million of bond assets and $91 million of preferred shares that were no longer traded in an active market and which management intends to hold for the foreseeable future. If these reclassifications of bond assets and preferred shares had not been made, the Bank would have recorded a pre-tax loss of $26 million and $10 million, respectively, during the fourth quarter relating to fair value movements on these assets subsequent to August 1, 2008. Due to the reclassifications, these amounts have been recorded in other comprehensive income for the period ended October 31, 2008. As of the reclassification date, the weighted average effective interest rate on the reclassified bond asset portfolio was 4.0%, with expected recoverable cash flows of $366 million.
Capital Disclosures
The CICA has issued a new accounting standard that establishes requirements for Capital Disclosures. This was effective for the Bank commencing November 1, 2007 and requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what is considered capital and whether an entity has complied with any capital requirements and consequences of non-compliance with such capital requirements.
Financial Instruments Disclosures
The CICA has issued two new accounting standards on Financial Instruments that revise and enhance the current disclosure requirements but do not change the existing presentation requirements for financial instruments. These new standards were effective for the Bank commencing November 1, 2007. The new disclosures provide additional information on the nature and extent of risks arising from financial instruments to which the Bank is exposed and how it manages those risks.
Prior Year Changes in Accounting Policies
Commencing November 1, 2006, the Bank adopted three new accounting standards: (i) Financial Instruments — Recognition and Measurement, (ii) Hedges and (iii) Comprehensive Income. The new standards require all financial assets and financial liabilities to be carried at fair value in the Consolidated Balance Sheet, except the following, which are carried at amortized cost unless designated as held for trading upon initial recognition: loans and receivables, securities designated as held-to-maturity and non-trading financial liabilities. The methods used by the Bank in determining the fair value of financial instruments were unchanged as a result of implementing these new accounting standards.
     The main requirements of the standards and the related accounting policies subsequently adopted by the Bank are discussed in the following paragraphs.
     Prior periods have not been restated as a result of implementing the new accounting standards, except that unrealized foreign currency translation gains/losses on net investments in self-sustaining operations were reclassified to accumulated other comprehensive income (loss).
     As a result of these changes, the Bank recorded a net reduction of $61 million (net of income tax benefit of $31 million) to opening retained earnings in 2007. This transition impact arose primarily from recognizing in retained earnings the deferred gains and losses relating to certain previously discontinued hedges. The adoption of these new accounting policies did not have a material impact on the Bank’s results of operations for fiscal 2007.
Basis of consolidation
The consolidated financial statements include the assets, liabilities, results of operations and cash flows of the Bank and all of its subsidiaries after the elimination of intercompany transactions and balances. Subsidiaries are defined as corporations controlled by the Bank, which are normally corporations in which the Bank owns more than 50% of the voting shares.
     Investments where the Bank has significant influence, which is normally evidenced by direct or indirect ownership of between 20% and 50% of the voting shares, are accounted for using the equity method and are recorded as equity accounted investments in the Consolidated Balance Sheet. The Bank’s share of earnings of such corporations is included in interest income — securities or other income, as appropriate, in the Consolidated Statement of Income.
     The Bank consolidates variable interest entities (VIEs) when it is the primary beneficiary of the VIEs. An entity is a VIE when, by design, one or both of the following conditions exist: (a) total equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others; (b) as a group, the holders of the equity investment at risk lack certain essential characteristics of a controlling financial interest. The primary beneficiary is the enterprise that absorbs or receives the majority of the VIE’s expected losses, expected residual returns, or both.
     Investments in VIEs where the Bank has significant influence, but where the Bank is not the primary beneficiary, are accounted for using the equity method.
Translation of foreign currencies
Foreign currency monetary assets and liabilities of the Bank’s integrated foreign operations and all foreign currency denominated assets and liabilities of its self-sustaining foreign operations are translated into Canadian dollars

2008 Scotiabank Annual Report     111

Consolidated Financial Statements
at rates prevailing at the end of the financial period. Foreign currency non-monetary assets and liabilities of the Bank’s integrated foreign operations are translated into Canadian dollars at historical rates.
     Unrealized gains and losses arising upon translation of net foreign currency investment positions in self-sustaining operations, together with any gains or losses arising from hedges of those net investment positions to the extent effective, are credited or charged to net change in unrealized foreign currency translation gains/losses in the Consolidated Statement of Comprehensive Income. Upon sale, reduction or substantial liquidation of an investment position, the previously recorded net unrealized gains or losses thereon in accumulated other comprehensive income are reclassified to the Consolidated Statement of Income.
     Translation gains and losses arising in the Bank’s integrated foreign operations, as well as those arising from self-sustaining foreign operations in highly inflationary environments, if any, are included in other income — trading revenues in the Consolidated Statement of Income.
     Revenues and expenses denominated in foreign currencies are translated using average exchange rates, except for depreciation and amortization of foreign currency denominated buildings, equipment and leasehold improvements of the Bank’s integrated foreign operations, which are translated using historical rates.
     Unrealized foreign currency translation gains and losses arising from available-for-sale financial assets are included in other comprehensive income as unrealized gains/losses on available-for-sale securities until realized, at which time they are reclassified from accumulated other comprehensive income to the Consolidated Statement of Income. Prior to fiscal 2007, unrealized foreign currency gains or losses relating to monetary investment securities were recorded in net income.
Precious metals
Precious metals are carried at fair value and are included in cash resources in the Consolidated Balance Sheet. The liability arising from outstanding certificates is also carried at fair value and included in other liabilities in the Consolidated Balance Sheet.
Securities
Commencing November 1, 2006, securities are categorized as trading, available-for-sale, held-to-maturity or equity accounted investments. At that date the Bank designated all non-trading debt and equity securities as available-for-sale. Available-for-sale securities are generally held for liquidity and longer term investment purposes. These securities are recorded at fair value with unrealized gains and losses recorded in other comprehensive income until realized, at which time they will be recorded in the Consolidated Statement of Income. Available-for-sale equity securities that do not have a quoted market price in an active market, are recorded at cost, as fair values are not reliably measurable.
     Premiums, discounts and related transaction costs on available-for-sale debt securities are amortized over the expected life of the instrument to interest income — securities in the Consolidated Statement of Income using the effective interest method. When there has been a decline in value of debt or equity securities that is other than temporary, the carrying value of the securities is reduced to fair value. Such reductions, if any, together with realized gains and losses on disposals, which are determined on an average cost basis, are reclassified from other comprehensive income and included in other income — net gain (loss) on securities, other than trading in the Consolidated Statement of Income.
     Trading securities are intended to be held for a short period of time and are carried at fair value. Gains and losses realized on disposal and unrealized gains and losses due to market fluctuations are included in other income — trading revenues in the Consolidated Statement of Income. Where trading securities are used to manage the volatility of stock-based compensation, gains and losses realized on disposal and adjustments to fair value are included in non-interest expense — salaries and employee benefits in the Consolidated Statement of Income.
     The Bank accounts for the purchase and sale of securities using settlement date accounting for purposes of the Consolidated Balance Sheet and the Consolidated Statement of Income.
     Prior to fiscal 2007, securities that were not classified as trading or equity accounted investments were classified as investment securities. Investment securities were carried at cost or amortized cost. Premiums, discounts and related transaction costs on debt securities held in the investment account were amortized to interest income — securities in the Consolidated Statement of Income over the life of the instrument. When there was a decline in value of debt or equity securities that was other than temporary, the carrying value of the security was reduced to its net realizable value. The change in accounting policy related to other-than temporary impairment was not material. There was no change in the accounting for trading securities.
Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements
The purchase and sale of securities under resale and repurchase agreements are accounted for as collateralized lending and borrowing transactions and are recorded at cost. The related interest income and interest expense are recorded on an accrual basis.
Obligations related to securities sold short
The Bank’s obligation to deliver securities sold that were not owned at the time of sale is recorded at fair value. Realized and unrealized gains and losses are recorded in other income — trading revenues in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in interest expense in the Consolidated Statement of Income.
Transactions costs
The transaction costs relating to non-trading financial assets and non-trading financial liabilities are capitalized and, where applicable, these amounts are recognized in net interest income over the expected life of the instrument using the effective interest method.
Loans
Loans are stated net of any unearned income and of an allowance for credit losses. Interest income is accounted for on the accrual basis for all loans other than impaired loans. Accrued interest is included in other assets in the Consolidated Balance Sheet. Loans are accounted for at amortized cost, except those designated as trading which are carried at fair value. Loan origination costs are deferred and amortized into income using the effective interest method over the expected term of the loan. Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized using the effective interest method over the remaining period of the original mortgage. Loan syndication fees are included in credit fees in other income when the syndication is completed.
     A loan is classified as impaired when, in management’s opinion, there has been a deterioration in credit quality to the extent that there no longer is reasonable assurance of timely collection of the full amount of principal and interest. If a payment on a loan is contractually 90 days in arrears, the loan will be classified as impaired, if not already classified as such, unless the loan is fully secured, the collection of the debt is in process, and the collection efforts are reasonably expected to result in repayment of the loan or in restoring it to a current status within 180 days from the date a payment has become contractually in arrears. Finally, a loan that is contractually 180 days in arrears is classified as impaired in all situations, except when it is guaranteed or insured by the Canadian government, the provinces or a Canadian government agency; such loans are classified as impaired if the loan is contractually in arrears for 365 days. Any credit card loan that has a payment that is contractually 180 days in arrears is written off.

112     2008 Scotiabank Annual Report

     When a loan is classified as impaired, recognition of interest ceases. Interest received on impaired loans is credited to the carrying value of the loan.
     Loans are generally returned to accrual status when the timely collection of both principal and interest is reasonably assured and all delinquent principal and interest payments are brought current.
     Foreclosed assets meeting specified criteria are considered to be held for sale and are recorded at fair value less costs to sell. If the specified criteria are not met, the asset is considered to be held for use, measured initially at fair value and accounted for in the same manner as a similar asset acquired in the normal course of business.
Allowance for credit losses
The Bank maintains an allowance for credit losses which, in management’s opinion, is adequate to absorb all incurred credit-related losses in its portfolio of the following on-and off-balance sheet items: deposits with banks, securities purchased under resale agreements, loans, acceptances and other indirect credit commitments, such as letters of credit and guarantees. The allowance for credit losses consists of specific allowances and a general allowance which are reviewed on a regular basis. Full or partial write-offs of loans are generally recorded when management believes there is no realistic prospect of full recovery. Actual write-offs, net of recoveries, are deducted from the allowance for credit losses.
Specific allowances
Specific allowances, except those relating to credit card loans, residential mortgages and most personal loans, are determined on an item-by-item basis and reflect the associated estimated credit loss. In the case of loans, the specific allowance is the amount that is required to reduce the carrying value of an impaired loan to its estimated realizable amount. Generally, the estimated realizable amount is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan at the date of impairment. When the amounts and timing of future cash flows cannot be measured with reasonable reliability, either the fair value of any security underlying the loan, net of expected costs of realization and any amounts legally required to be paid to the borrower, or the observable market price for the loan is used to measure the estimated realizable amount. The change in the present value attributable to the passage of time on the expected future cash flows is reported as a reduction of the provision for credit losses in the Consolidated Statement of Income. Specific allowances for credit card loans, residential mortgages and most personal loans are calculated using a formula method taking into account recent loss experience. The allowance for credit losses against on-balance sheet items is reflected as a reduction of the related asset category, and allowances relating to off-balance sheet items are included in other liabilities in the Consolidated Balance Sheet.
General allowance
The general allowance is established against the loan portfolio in respect of the Bank’s core business lines where prudent assessment by the Bank of past experience and existing economic and portfolio conditions indicate that it is probable that losses have occurred, but where such losses cannot be determined on an item-by-item basis.
     The general allowance for business and government loans is underpinned by a risk rating process in which internal risk ratings are assigned at the time of loan origination, monitored on an ongoing basis, and adjusted to reflect changes in underlying credit risk. With the internal risk ratings as the foundation, the allowance is initially calculated through the application of migration and default statistics by risk rating, loss severity in the event of default, and exposure at default patterns within each of the business line portfolios. Based upon recent observable data, senior management forms a judgement whether adjustments are necessary to the initially calculated (quantitative) allowance and the amount of any such adjustments. In making this judgement, management considers observable factors such as economic trends and business conditions, portfolio concentrations, and trends in volumes and severity of delinquencies.
     For mortgage portfolios, expected losses are estimated through analysis of historical loss migration and write-off trends.
     The level of the general allowance is re-assessed quarterly and may fluctuate as a result of changes in portfolio volumes, concentrations and risk profile; analysis of evolving trends in probability of loss, severity of loss and exposure at default factors; and management’s current assessment of factors that may have affected the condition of the portfolio.
     While the total general allowance is established through a step-by-step process that considers risk arising from specific segments of the portfolio, the resulting total general allowance is available to absorb all incurred losses in the loan portfolio for which there has been no specific provision.
     The general allowance for credit losses is recorded as a reduction of loans in the Consolidated Balance Sheet.
Sales of loans
Transfers of loans to unrelated parties are treated as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. If these criteria are not satisfied, then the transfers are treated as financing transactions. If treated as sales, the loans are removed from the Consolidated Balance Sheet and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred, allocated between the assets sold and the retained interests in proportion to their fair values at the date of transfer. The fair values of loans sold, retained interests and recourse liabilities are determined using either quoted market prices, pricing models which take into account management’s best estimates of key assumptions such as expected losses, prepayments and discount rates commensurate with the risks involved, or sales of similar assets. Where the Bank continues to service the loans sold, a servicing liability or asset is recognized and amortized over the servicing period as servicing fees.
     Retained interests in securitizations that can be contractually prepaid or otherwise settled in such a way that the Bank would not recover substantially all of its recorded investment are classified in available-for-sale securities in the Consolidated Balance Sheet. Such retained interests are tested regularly for other-than-temporary impairment and, if required, the retained interest’s carrying value is reduced to fair value by a charge to other income — net gain (loss) on securities, other than trading in the Consolidated Statement of Income. Other retained interests are classified and accounted for as loans.
     For securitizations of loans, gains and losses on sale and servicing fee revenues are reported in other income — other in the Consolidated Statement of Income. Where a servicing liability or asset is recognized, the amount is recorded in other liabilities or other assets in the Consolidated Balance Sheet.
     For the sale of performing loans (other than by way of securitization), which is one of the Bank’s credit risk management strategies, gains and losses are reported in other income — other. Gains and losses on sales of impaired loans are reported in the provision for credit losses in the Consolidated Statement of Income.
Acceptances
The Bank’s potential liability under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank has equivalent claims against its customers in the event of a call on these commitments, which are reported as an asset. Fees earned are reported in other income — credit fees in the Consolidated Statement of Income.

2008 Scotiabank Annual Report     113

Consolidated Financial Statements
Land, buildings and equipment
Land is carried at cost. Buildings, equipment and computer software, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful life of the related asset as follows: buildings — 40 years, equipment and computer software — 3 to 10 years, and leasehold improvements — term of lease.
     The Bank performs impairment testing on its long-lived assets when events or changes in circumstance indicate that an asset’s carrying value may not be recoverable. The asset is written down to fair value when the carrying value of the asset exceeds the projected future undiscounted cash flows.
     Net gains and losses on disposal are included in other income —other, in the Consolidated Statement of Income, in the year of disposal.
Goodwill and other intangible assets
Goodwill is the excess of the purchase price paid over the fair value of the net assets purchased in the acquisition of a subsidiary or a VIE that is a business where the Bank is the primary beneficiary.
     Goodwill and other intangible assets with indefinite useful lives are not amortized, but are subject to impairment tests on at least an annual basis. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, calculated as the fair value of the reporting unit less the fair value of its assets and liabilities.
     Intangible assets, other than goodwill, which do not have indefinite useful lives are amortized on a straight-line basis over their useful lives not exceeding 20 years. These intangible assets are subject to an impairment test when events and circumstances indicate the carrying amounts may not be recoverable. The amortization of intangible assets is recorded in other non-interest expenses in the Consolidated Statement of Income.
Capital instrument liabilities
Capital instruments that must or can be settled by issuing a variable number of the issuer’s own equity instruments are required to be presented as liabilities rather than as equity. These instruments are classified as either deposit liabilities or capital instrument liabilities in the Consolidated Balance Sheet, with the disbursements recorded in interest expense.
Corporate income taxes
The Bank follows the asset and liability method of accounting for corporate income taxes. Under this method, future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period in which the tax change was enacted or substantively enacted.
     Future tax assets and liabilities are included in other assets and other liabilities in the Consolidated Balance Sheet.
Derivative instruments
Derivative instruments are financial contracts whose value is derived from interest rates, foreign exchange rates or other financial or commodity indices. Most derivative instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Negotiated over-the-counter contracts include swaps, forwards and options.
     The Bank enters into these derivative contracts for trading purposes, as well as to manage its exposures. Trading activities are undertaken to meet the needs of the Bank’s customers, as well as for the Bank’s own account to generate trading income. Derivative instruments designated as “asset/liability management” (non-trading) are those used to manage the Bank’s interest rate, foreign currency and other exposures. These include instruments that meet specified criteria to be designated as hedges for accounting purposes.
     All derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value in the Consolidated Balance Sheet [refer to Note 27]. The determination of the fair value of derivatives includes consideration, on a portfolio basis, of customer credit risk and ongoing direct costs over the life of the instruments. Inception gains or losses on derivatives are only recognized where the valuation is dependent on observable market data, otherwise, they are deferred over the life of the related contract, or until the valuation inputs become observable.
     The gains and losses resulting from changes in fair values of trading derivatives are included in other income — trading revenues in the Consolidated Statement of Income.
     The Bank formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking hedge transactions. This process includes linking these derivatives to specific assets and liabilities on the Consolidated Balance Sheet or to specific firm commitments or forecasted transactions. The Bank also formally assesses both at the hedge’s inception and on an ongoing basis whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.
     There are three main types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges. Effective November 1, 2006, for fair value hedges, the change in fair value of the hedging derivative is offset in the Consolidated Statement of Income by the change in fair value of the hedged item relating to the hedged risk. The Bank utilizes fair value hedges primarily to convert fixed rate financial assets and liabilities to floating rate. The main financial instruments designated in fair value hedging relationships include debt securities, loans, deposit liabilities and subordinated debentures.
     Effective November 1, 2006, for cash flow hedges, the change in fair value of the hedging derivative is recorded in other comprehensive income, to the extent it is effective, until the hedged item affects the Consolidated Statement of Income. The Bank utilizes cash flow hedges primarily to convert floating rate deposit liabilities to fixed rate.
     Effective November 1, 2006, for net investment hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded directly in other comprehensive income. These amounts are recognized in income when the corresponding cumulative translation adjustments from self sustaining foreign operations are recognized in income.
     Commencing November 1, 2006, hedge ineffectiveness is measured and recorded in current period income in the Consolidated Statement of Income. When either a fair value hedge or cash flow hedge is discontinued, any cumulative adjustment to either the hedged item or other comprehensive income is recognized in income over the remaining term of the original hedge, or when the hedged item is derecognized. If a designated hedge is no longer effective, the associated derivative instrument is subsequently carried at fair value without any offset from the hedged item.
     For all periods presented, changes in the fair value of asset/liability management derivatives that do not qualify for hedge accounting are carried at fair value in the Consolidated Balance Sheet, and subsequent changes in their fair value recorded in the Consolidated Statement of Income as follows: interest-related contracts in net interest income; options used in managing non-trading securities in net gain (loss) on securities,

114     2008 Scotiabank Annual Report

other than trading; and other derivative contracts in other income — other. Where derivative instruments are used to manage the volatility of stock-based compensation, these derivatives are carried at fair value with changes in the fair value included in salaries and employee expense, in the Consolidated Statement of Income.
     Prior to fiscal 2007, asset/liability management derivatives which met hedge accounting criteria were accounted for on an accrual basis. Income and expenses on derivative instruments designated and qualifying as hedges were recognized in the Consolidated Statement of Income in the same period as the related hedged item. The criteria specifying when a derivative instrument may be accounted for as a hedge did not change substantially. When a hedging relationship was discontinued, the associated derivative instrument was subsequently carried at fair value and any previously deferred income or expenses were carried forward for recognition in the Consolidated Statement of Income in the same period as the related hedged item. Hedge ineffectiveness was generally recognized in the Consolidated Statement of Income over the life of the hedging relationship. Inception gains and losses were recognized on all trading and non-trading derivatives that did not qualify for hedge accounting.
Embedded derivatives were not recognized separately at fair value other than certain derivatives embedded in equity-linked contracts.
Employee future benefits
The Bank provides pension and other future benefit plans for qualified employees in Canada, the United States and other international operations. Pension benefits are generally based on an employee’s length of service and the final five years’ average salary. Other future benefits provided include post-retirement health care, dental care and life insurance, along with post-employment benefits and compensated absences.
     The cost of these employee future benefits is actuarially determined each year using the projected benefit method prorated on service. The calculation uses management’s best estimate of a number of assumptions — including the long-term rates of investment return on plan assets, future compensation, health care costs, mortality, as well as the retirement age of employees. The discount rate is based on market conditions as at the calculation date. The expected return on plan assets is generally based on a market-related value of plan assets, where gains or losses on equity investments are recognized over three years; fixed income investments are recognized at market value. The Bank’s main pension plan uses a measurement date of August 31, while the other principal employee future benefit plans use a July 31 date.
     Past service costs, from plan amendments that impact previously earned employee benefits, are amortized on a straight-line basis over the estimated average remaining period to full benefit eligibility for active employees. For the Bank’s principal pension plans, these periods range from 10 to 22 years. For principal other benefit plans, these periods range from 9 to 27 years. If the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of the year, the excess above this 10% threshold is generally amortized over the estimated average remaining service period of employees. For the Bank’s principal pension plans and principal other benefit plans, these periods range from 10 to 22 years and from 9 to 27 years, respectively. A pension valuation allowance is recognized if the prepaid benefit expense (the cumulative difference between pension income/expense and funding contributions) is more than the Bank’s expected future benefit.
     The cumulative difference between pension income/expense and funding contributions is included in other assets and other liabilities, as appropriate, in the Consolidated Balance Sheet. The difference between other future benefits expense and payments to qualified plan members is included in other assets and other liabilities in the Consolidated Balance Sheet.
     Certain employees outside of Canada participate in defined contribution pension plans. The costs for such plans are equal to Bank contributions made to employees’ accounts during the year.
Stock-based compensation
The Bank has stock option plans and other stock-based compensation plans for certain eligible employees and non-officer directors that are described more fully in Note 17.
     Employee stock options granted after November 1, 2002, have Tandem Stock Appreciation Rights (Tandem SARs), which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SAR and thereby receive the intrinsic value of the stock option in cash. Options with Tandem SARs are awards that may call for settlement in cash and, therefore, are recorded in other liabilities in the Consolidated Balance Sheet. Changes in this liability which arise from fluctuations in the market price of the Bank’s common shares are recorded in salaries and employee benefits expense in the Consolidated Statement of Income on a graded vesting basis. If an employee chooses to exercise the option, thereby cancelling the Tandem SAR, both the exercise price and the accrued liability are credited to common shares in the Consolidated Balance Sheet.
     The Bank’s other stock-based compensation plans are accounted for in a similar manner as stock options with Tandem SAR features, except that other stock-based compensation expense is recognized evenly over an applicable vesting period.
     Effective in fiscal 2006, for Stock Appreciation Rights (SARs), including Tandem SARs and other stock-based compensation, the Bank recognizes i) the compensation costs attributable to stock-based compensation awards granted to employees who are eligible to retire on the grant date immediately on the grant date; and ii) compensation costs attributable to stock-based compensation awards granted to employees who will become eligible to retire during the vesting period over the time-frame between the grant date and the date of retirement eligibility.
     Stock options granted after November 1, 2002, to non-officer directors do not have Tandem SAR features. These are expensed using a fair-value-based method (Black-Scholes pricing model) and recorded in other non-interest expenses in the Consolidated Statement of Income with a corresponding credit to contributed surplus in the Consolidated Balance Sheet.
     For stock options granted prior to November 1, 2002, the Bank accounts for these options using the intrinsic method. Under this method, the Bank does not recognize any compensation expense, since the exercise price was set at an amount equal to the closing price on the day prior to the grant of the stock options. When these stock options are exercised, the proceeds received by the Bank are credited to common shares in the Consolidated Balance Sheet.
     Prior to the third quarter of fiscal 2006, the Bank recognized the cost of stock-based compensation awards over the vesting period of the award. In the third quarter of fiscal 2006, the Bank early adopted the provisions of new accounting guidance requiring stock-based compensation to eligible-to-retire employees to be accounted for as described above, and recorded an adjustment of $25 million (net of income taxes of $13 million) to opening fiscal 2006 retained earnings for the cumulative effect on prior years arising from this change in accounting policy. The fiscal 2006 income statement effect of adopting this change in policy was an increase in net income of $6 million (net of a provision for income taxes of $3 million).
Guarantees
A liability is recorded for the fair value of the obligation assumed at the inception of certain guarantees. The guarantees affected include standby letters of credit, letters of guarantee, credit enhancements and other similar contracts. The fair value of the obligation at inception is generally based on the discounted cash flow of the premium to be received for the guarantee, resulting in a corresponding asset.

2008 Scotiabank Annual Report     115

Consolidated Financial Statements

Future accounting changes
The following summarizes future accounting changes that will be relevant to the Bank’s consolidated financial statements subsequent to October 31, 2008.
International Financial Reporting Standards (IFRS)
In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that profit-oriented publicly accountable enterprises will be required to adopt International Financial Reporting Standards. IFRS will replace current Canadian GAAP for those enterprises. For the Bank, IFRS will be effective for interim and annual periods commencing November 1, 2011, including the preparation and reporting of one year of comparative figures. The Bank is currently in the process of evaluating the impacts and implications from its conversion to IFRS.

Securities
(a) An analysis of the carrying value of securities is as follows:

	Remaining term to maturity						2008	2007
					No
	Within	Three to	One to	Over	specific		Carrying	Carrying
As at October 31 ($ millions)	3 months	12 months	5 years	5 years	maturity		value	value

Trading securities:
Canadian federal government debt	$584	$1,730	$4,786	$3,842	$—		$10,942	$7,617
Canadian provincial and municipal debt	474	110	1,080	3,560	—		5,224	6,197
U.S. treasury and other U.S. agencies’ debt	19	1,516	960	938	—		3,433	334
Other foreign governments’ debt	109	275	1,353	393	—		2,130	4,977
Common shares	—	—	—	—	19,103		19,103	31,616
Other	2,166	1,379	2,638	1,094	183		7,460	8,944

Total	3,352	5,010	10,817	9,827	19,286		48,292	59,685

Available-for-sale securities:
Canadian federal government debt(1)	192	98	9,600	3	—		9,893	5,035
Canadian provincial and municipal debt	—	—	—	14	—		14	316
U.S. treasury and other U.S. agencies’ debt	185	401	745	845	—		2,176	2,172
Other foreign governments’ debt	967	748	1,530	3,840	—		7,085	5,533
Bonds of designated emerging markets	—	2	1	466	—		469	634
Other debt(2)	515	893	7,197	7,370	—		15,975	11,472
Preferred shares(2)	—	—	—	—	539	(3)	539	549
Common shares	—	—	—	—	2,672		2,672	2,715

Total	1,859	2,142	19,073	12,538	3,211		38,823	28,426

Equity accounted investments:					920	(4)	920	724

Total securities	$5,211	$7,152	$29,890	$22,365	$23,417		$88,035	$88,835

Total by currency (in Canadian equivalent):
Canadian dollar	$2,624	$4,355	$17,334	$10,055	$16,823		$51,191	$56,405
U.S. dollar	533	1,229	8,473	7,842	5,601		23,678	21,063
Mexican peso	955	453	1,675	918	111		4,112	5,447
Other currencies	1,099	1,115	2,408	3,550	882		9,054	5,920

Total securities	$5,211	$7,152	$29,890	$22,365	$23,417		$88,035	$88,835

(1)	Includes securities retained by the Bank in connection with its mortgage securitizations. The outstanding balance of these mortgage-backed securities is $6,054 (2007 — $4,375) [refer to Note 4 (b)].

(2)	Includes $277 million of bond assets and $81 million of preferred shares as at October 31, 2008 which were reclassified from trading securities to available-for-sale securities pursuant to recent amendments to Canadian standards. Refer to Note 1 for further details.

(3)	Although these securities have no stated term, most provide the Bank with various means to retract or dispose of these shares on earlier dates.

(4)	Equity accounted investments have no stated term, and as a result, have been classified in the “No specific maturity” column.

116     2008 Scotiabank Annual Report

(b) An analysis of unrealized gains and losses on available-for-sale securities is as follows:

	2008				2007
		Gross	Gross			Gross	Gross
		unrealized	unrealized	Fair		unrealized	unrealized	Fair
As at October 31 ($ millions)	Cost(1)	gains	losses	value	Cost(1)	gains	losses	value

Canadian federal government debt	$9,662	$232	$1	$9,893	$5,062	$10	$37	$5,035
Canadian provincial and municipal debt	14	—	—	14	316	—	—	316
U.S. treasury and other U.S. agencies’ debt	2,178	12	14	2,176	2,166	8	2	2,172
Other foreign governments’ debt	6,983	226	124	7,085	5,281	322	70	5,533
Bonds of designated emerging markets	334	140	5	469	357	277	—	634
Other debt	17,398	69	1,492	15,975	11,464	67	59	11,472
Preferred shares	598	5	64	539	535	24	10	549
Common shares	2,884	134	346	2,672	2,273	475	33	2,715

Total available-for-sale securities	$40,051	$818	$2,046	$38,823	$27,454	$1,183	$211	$28,426

(1)	Cost for debt securities is amortized cost.
The net unrealized gain(loss) on available-for-sale securities of ($1,228) million (2007 — $972 million) increases to a net unrealized gain/(loss) of ($1,320) million (2007 — increases to $977 million) after the net fair value of derivative instruments and other hedge amounts associated with these securities is taken into account. The net unrealized gain (loss) on available-for-sale securities is recorded in accumulated other comprehensive income.
(c) An analysis of net gain (loss) on securities, other than trading(1) is as follows:

For the year ended October 31 ($ millions)	2008	2007	2006

Realized gains	$666	$708	$476
Realized losses and impairment writedowns	1,040	220	105

Net gain (loss) on securities, other than trading	$(374)	$488	$371

(1)	Commencing November 1, 2006, these securities relate to available-for-sale securities and equity accounted investments. Prior to November 1, 2006, this related to securities classified as investment securities and equity accounted investments. Refer to Note 1 for further details.
Net gains realized on available-for-sale equity securities which did not have a quoted market price were $69 million for the year ended October 31, 2008 (2007 — $293 million).
(d) The following table presents securities with continuous unrealized losses for periods less than and greater than 12 months:

	Available-for-sale securities with continuous unrealized losses as at October 31, 2008
	Less Than 12 Months			12 Months or Greater			Total
		Fair	Unrealized		Fair	Unrealized		Fair	Unrealized
($ millions)	Cost	Value	Losses	Cost	Value	Losses	Cost	Value	Losses

Canadian federal government debt	$299	$298	$1	$—	$—	$—	$299	$298	$1
Canadian provincial and municipal debt	12	12	—	—	—	—	12	12	—
U.S. treasury and other U.S. agencies’ debt	848	835	13	8	7	1	856	842	14
Other foreign governments’ debt	2,402	2,325	77	558	511	47	2,960	2,836	124
Bonds of designated emerging market	85	80	5	—	—	—	85	80	5
Other debt	13,860	12,610	1,250	1,537	1,295	242	15,397	13,905	1,492
Preferred shares	470	416	54	60	50	10	530	466	64
Common shares	1,007	713	294	320	268	52	1,327	981	346

Total	$18,983	$17,289	$1,694	$2,483	$2,131	$352	$21,466	$19,420	$2,046

As at October 31, 2008, the cost of 1,208 available-for-sale securities exceeded their fair value by $2,046 million. This unrealized loss is recorded in Accumulated Other Comprehensive Income as part of unrealized gains (losses) on available-for-sale securities. Of the 1,208 securities, 227 have been in an unrealized loss position continuously for more than a year, amounting to an unrealized loss of $352 million. The unrealized losses on the debt instruments arose primarily from an increase in credit spreads. Based on factors including underlying credit of the issuers and the over-collateralization provided on certain of these debt securities, the Bank expects that future interest and principal payments will continue to be received on a timely basis. The Bank holds a diversified portfolio of available-for-sale equities. For equity investments, the significant portion of unrealized losses arose during the latter part of fiscal 2008 reflecting the current market environment, timing of the market prices or investment-specific business environment factors. Since the Bank has the ability and intent to hold these securities until there is a recovery of fair value, which may be at maturity for debt securities, these unrealized losses are considered temporary in nature.
     The Bank conducts a quarterly review to identify and evaluate investments that show indications of impairment. An investment is considered impaired if its fair value falls below its cost, and a write-down is recorded when the decline is considered other-than-temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the issuer, and the ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

2008 Scotiabank Annual Report     117

Consolidated Financial Statements

Loans
(a) Loans outstanding
The Bank’s loans, net of unearned income and the allowance for credit losses in respect of loans, are as follows(1):

As at October 31 ($ millions)	2008	2007

Canada:
Residential mortgages	$102,326	$94,085
Personal and credit cards	41,386	35,436
Business and government	34,749	29,100

	178,461	158,621

United States:
Business, government and other	25,842	17,407

Mexico:
Residential mortgages	3,092	2,579
Personal and credit cards	2,132	1,836
Business and government	6,262	4,566

	11,486	8,981

Other International:
Residential mortgages	9,666	5,490
Personal and credit cards	7,201	4,462
Business and government	58,650	34,427

	75,517	44,379

	291,306	229,388
Less: allowance for credit losses	2,626	2,241

Total(2)	$288,680	$227,147

(1)	Geographic segmentation of assets is based upon the location of the ultimate risk of the underlying assets.

(2)	Loans denominated in U.S. dollars amount to $71,532 (2007 — $42,032), loans denominated in Mexican pesos amount to $8,821 (2007 — $7,007) and loans denominated in other foreign currencies amount to $35,669 (2007 — $22,591).
(b) Sales of loans through securitizations
The Bank securitizes residential mortgages through the creation of mortgage-backed securities. The gain on sale of the mortgages resulting from these securitizations, before issuance costs, is recognized in other income — other in the Consolidated Statement of Income. The key weighted-average assumptions used to measure fair value at the dates of securitization were a prepayment rate of 20% (2007 — 20.0%; 2006 —16.0%), an excess spread of 1.4% (2007 — 0.8%; 2006 — 0.9%), and a discount rate of 3.9% (2007 — 4.5%; 2006 — 4.3%). No credit losses are expected as the mortgages are insured. The following table summarizes the Bank’s sales.

For the year ended October 31 ($ millions)	2008	2007	2006

Net cash proceeds(1)	$5,121	$3,756	$2,514
Retained interest	165	98	67
Retained servicing liability	(30)	(27)	(18)

	5,256	3,827	2,563
Residential mortgages securitized	5,174	3,827	2,551

Net gain on sale	$82	$—	$12

(1)	Excludes insured mortgages which were securitized and retained by the Bank during the year of $3,885 (2007 — $2,983; 2006 — $1,206). These assets are classified as available-for-sale securities (investment securities in 2006) and have an outstanding balance of $6,054 (2007 — $4,375; 2006 — $2,116) [refer to Note 3].
The key assumptions used in measuring the fair value of the retained interests for mortgages securitized and the sensitivity of the current fair value of retained interests to a 10% and 20% adverse change to these assumptions are as follows:

As at October 31 ($ millions)	2008	2007

Fair value of the retained interest ($)	302	229
Weighted average life (in years)	4	4

Prepayment rate (%)	17.3	16.3
Impact on fair value of a 10% adverse change ($)	(7)	(5)
Impact on fair value of a 20% adverse change ($)	(14)	(9)

Residual cash flow annual discount rate (%)	2.2 - 4.0	4.5-5.7
Impact on fair value of a 10% adverse change ($)	(2)	(2)
Impact on fair value of a 20% adverse change ($)	(3)	(4)

Excess spread (%)	1.2	0.9
Impact on fair value of a 10% adverse change ($)	(30)	(22)
Impact on fair value of a 20% adverse change ($)	(60)	(43)

118     2008 Scotiabank Annual Report

The sensitivity measures above are hypothetical and should be used with caution. Other sensitivity estimates should not be extrapolated from those presented above since the relationship between the change in the assumption to the change in fair value is not linear. In addition, changes in a particular assumption and the effect on the fair value of the retained interests is calculated without changing any other assumption; however, the factors are not independent and the actual effects could be magnified or counteracted from the sensitivities presented. Information on total securitized loan assets(1) is summarized as follows:

	2008(2)(3)			2007(2)(3)			2006 (2)
	Outstanding	Impaired and other	Net credit losses	Outstanding	Impaired and other	Net credit losses	Outstanding	Impaired and other	Net credit losses
	securitized loans	past due loans as	for the year ended	securitized loans	past due loans as	for the year ended	securitized loans	past due loans as	for the year ended
($ millions)	as at October 31	at October 31	October 31	as at October 31	at October 31	October 31	as at October 31	at October 31	October 31

Residential mortgages	$12,787	$14	$—	$11,631	$15	$—	$11,913	$7	$—
Personal loans	235	6	4	414	14	57	170	1	1

Total	$13,022	$20	$4	$12,045	$29	$57	$12,083	$8	$1

(1)	Excludes insured mortgages which were securitized and retained by the Bank [refer to Note 3].

(2)	The mortgage amounts include balances of mortgages securitized by Maple Trust Company and the Canadian branch of Maple Financial Group Inc., prior to the Bank acquiring the Canadian mortgage operations of Maple Financial Group Inc., including Maple Trust Company, in 2006.

(3)	The 2008 and 2007 personal and credit card amounts include balances of receivables securitized by Travelers Leasing Corporation prior to the Bank acquiring the operations of Travelers Leasing Corporation in 2007.

Impaired loans and allowance for credit losses
(a) Impaired loans

	2008				2007
			Specific
As at October 31 ($ millions)	Gross(1)		allowance(2)	Net	Net

By loan type:
Residential mortgages	$664		$232	$432	$203
Personal and credit cards	692		608	84	51
Business and government	1,138		463	675	347

Total	$2,494	(3)(4)	$1,303	$1,191	$601

By geography:
Canada				$354	$231
United States				80	4
Other International				757	366

Total				$1,191	$601

(1)	Gross impaired loans denominated in U.S. dollars amounted to $658 (2007 — $433) and those denominated in other foreign currencies amounted to $1,084 (2007 — $505).

(2)	The specific allowance for impaired loans evaluated on an individual basis totalled $462 (2007 — $383).

(3)	Individual impaired loans without an allowance for credit losses totalled $365 (2007 — $179).

(4)	Average balance of gross impaired loans totalled $2,011 (2007 — $1,757).
(b) Allowance for credit losses

As at October 31 ($ millions)	2008	2007	2006

Balance at beginning of year	$2,252	$2,618	$2,475
Write-offs(1)	(880)	(698)	(543)
Recoveries	231	186	181
Provision for (reversal of) credit losses	630	270	216
Other, including foreign currency adjustment(2)	401	(124)	289

Balance at end of year(3)(4)	$2,634	$2,252	$2,618

(1)	Write-offs of loans restructured during the year were nil (2007 — nil; 2006 — nil).

(2)	Includes $232 in specific allowances and $25 in general allowances related to acquisitions in 2008, $38 in specific allowances and $16 in general allowances from acquisitions in 2007, and $323 in specific allowances and $37 in general allowances from acquisitions in 2006.

(3)	As at October 31, 2008, $8 (2007 — $11; 2006 — $11) has been recorded in other liabilities.

(4)	Comprised of $1,303 (2007 — $954; 2006 — $1,311) in specific allowances and $1,323 (2007 — $1,298; 2006 — $1,307) in general allowances.

2008 Scotiabank Annual Report     119

Consolidated Financial Statements

Variable interest entities
The following table provides information about variable interest entities (VIEs) that the Bank consolidated and other VIEs in which the Bank has a significant variable interest but is not the primary beneficiary. A significant variable interest is generally considered to exist where the Bank absorbs or receives between 10% and 50% of the VIE’s expected losses, expected residual returns, or both.
Consolidated VIEs:

	2008	2007
As at October 31 ($ millions)	Total assets	Total assets

Funding vehicles	$5,207	$4,829
Other	631	1,285

The Bank uses Funding Vehicles to facilitate cost-efficient financing of its own operations. Activities of these special purpose entities are generally limited to holding a pool of assets or receivables generated by the Bank and used to finance distributions to their investors.
     A Bank-sponsored commercial paper conduit was consolidated by the Bank at the end of October 2007 (included under “Other”) as the Bank was deemed to be the primary beneficiary due to its interest in a substantial portion of the conduit’s commercial paper. This conduit was subsequently wound up.
The assets supporting the obligations of these consolidated VIEs as at October 31, 2008 are as follows: cash and non-interest bearing deposits with banks of $11 million (2007 — $727 million); Canadian residential mortgage loans of $5,140 million (2007 — $4,757 million); trading securities of $617 million (2007 — $542 million); and other assets of $70 million (2007 — $88 million). In general, the investors in the obligations of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to the Bank except where the Bank has provided a guarantee to the investors or is the counterparty to a derivative transaction involving the VIE.
Other VIEs in which the Bank has a significant variable interest:

	2008		2007
		Maximum		Maximum
	Total	exposure to	Total	exposure to
As at October 31 ($ millions)	assets	loss	assets	loss

Multi-seller conduits that the Bank administers	$12,283	$12,283	$14,525	$14,525
Structured finance entities	6,705	4,269	3,223	1,949
Collateralized debt obligation entities	399	847	854	292
Other	941	140	839	156

The Bank’s maximum exposure to loss as at October 31 represents the notional amounts of guarantees, liquidity facilities, and other credit support relationships with the VIE, the credit risk amount for certain derivative contracts with the entities, and the amount invested where the Bank holds an ownership interest in the VIE. Of the aggregate amount of maximum exposure to loss, the Bank has recorded $5.3 billion (2007 — $2.5 billion), primarily its ownership interest in the VIEs, on its Consolidated Balance Sheet as at October 31, 2008.
Multi-seller conduits that the Bank administers
The Bank currently sponsors three multi-seller conduits, two of which are Canadian-based and one in the United States. The conduits purchase assets from outside parties (the sellers) funded by the issuance of asset-backed commercial paper. The sellers continue to service the assets and provide credit enhancements for their portion of the programs through overcollaterization protection and cash reserves. The Bank has no rights to these assets as they are available to support the obligations of the respective programs, but manages for a fee the commercial paper selling programs. To ensure timely repayment of the commercial paper, each asset pool financed by the multi-seller conduits has a deal-specific liquidity asset purchase agreement (LAPA) with the Bank. Pursuant to the terms of the LAPA, the Bank as the liquidity provider is obligated to purchase assets transferred by the conduit at the conduit’s original cost. As well, in some instances the Bank is counterparty to derivative contracts with these conduit programs and provides them with a large portion of their backstop liquidity and partial credit enhancement facilities [see Note 23]. The Bank provides additional liquidity facilities to these multi-seller conduits to a maximum amount of $5 billion (2007 — $5.6 billion) based on future asset purchases by these conduits.
     On April 30, 2007, the Bank’s U.S. Multi-seller Commercial Paper Conduit issued a subordinated note to an unrelated party that absorbs the majority of the expected losses. It was determined that the Bank was no longer the primary beneficiary and as a result, the VIE was no longer recorded in the Bank’s Consolidated Balance Sheet effective April 30, 2007. On the date of deconsolidation, this resulted in a decrease to both available-for-sale securities and other liabilities of $7 billion, and a net increase in guarantees and other indirect commitments of $8 billion.
     During 2008, the Bank’s U.S. Multi-seller Commercial Paper Conduit (the “U.S. Conduit”), transferred certain CDO and CLO assets to the Bank pursuant to the terms of its liquidity asset purchase agreements. Pre-tax charges of $298 million were recorded during the year to the Consolidated Income Statement representing the difference between the amounts paid (original cost of the assets) and the fair value of the assets on the dates transferred to the Bank. The acquisition of the assets by the Bank were pursuant to the existing LAPA arrangements and were not executed to protect the subordinated note holder from potential losses on any of the U.S. Conduit’s holdings, including the assets acquired.
     During the year, the U.S. Conduit increased the amount of the subordinated note issued to an unrelated party as a consequence of these transfers of assets to the Bank. This subordinated note continues to absorb the majority of the expected losses of the remaining assets of the Conduit. Accordingly, the Bank is not the primary beneficiary and therefore does not consolidate the U.S. Conduit as at October 31, 2008.

120     2008 Scotiabank Annual Report

Structured finance entities
This includes special purpose entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures.
Collateralized debt obligation entities
The Bank holds an interest in VIEs structured to match specific investor requirements. Loans or credit derivatives are held by the VIEs to create security offerings for investors that match their investment needs and preferences. The Bank’s maximum exposure to loss includes the credit risk amounts relating to derivative contracts with these VIEs.
Other
Other includes investments in privately managed funds and other VIEs. The Bank’s maximum exposure to loss includes its net investment in these funds.

Land, buildings and equipment

	2008			2007
		Accumulated	Net	Net
		depreciation &	book	book
As at October 31 ($ millions)	Cost	amortization	value	value

Land	$390	$—	$390	$334
Buildings	1,812	708	1,104	1,019
Equipment and computer software	3,263	2,472	791	638
Leasehold improvements	1,017	614	403	280

Total	$6,482	$3,794	$2,688	$2,271

Depreciation and amortization in respect of the above buildings, equipment and computer software, and leasehold improvements for the year amounted to $242 million (2007 — $221 million; 2006 — $192 million).

Goodwill and other intangible assets
Goodwill
The changes in the carrying amount of goodwill by main operating segment are as follows:

	Domestic	International	Scotia
As at October 31 ($ millions)	Banking	Banking	Capital	2008	2007	2006

Balance at beginning of year	$351	$692	$91	$1,134	$873	$498
Acquisitions	7	892	26	925	350	390
Effects of foreign exchange and other	22	165	27	214	(89)	(15)

Balance at end of year	$380	$1,749	$144	$2,273	$1,134	$873

Intangible assets

	Gross
	carrying	Accumulated	2008	2007	2006
As at October 31 ($ millions)	amount	amortization	Net	Net	Net

Intangible assets	$602	$320	$282	$273	$294

Intangible assets are comprised primarily of core deposit intangibles. The aggregate amortization expense for the year ended October 31, 2008, was $49 million (2007 — $46 million; 2006 — $38 million).

Other assets

As at October 31 ($ millions)	2008	2007

Accrued interest	$2,192	$1,800
Accounts receivable	2,576	858
Future income tax assets (Note 18)	2,800	1,340
Other	4,551	2,617

Total	$12,119	$6,615

2008 Scotiabank Annual Report     121

Consolidated Financial Statements

Deposits

	Payable		Payable	Payable on
	on demand		after notice	a fixed date	2008	2007
As at October 31 ($ millions)	Interest-bearing	Non-interest-bearing

Personal	$3,171	$2,776	$37,685	$75,287	$118,919	$100,823
Business and government(1)	20,860	9,828	13,803	156,075	200,566	161,229
Banks	254	268	824	25,749	27,095	26,406

Total	$24,285	$12,872	$52,312	$257,111	$346,580	$288,458

Recorded in:
Canada					229,284	198,158
United States					40,368	27,513
Mexico					10,268	8,288
Other International					66,660	54,499

Total(2)					$346,580	$288,458

(1)	Includes deposit notes issued by the Bank to Scotiabank Capital Trust of $2,250 (2007 — $2,250) and Scotiabank Subordinated Notes Trust of $1,000 (2007 — $1,000) [refer to Note 13].

(2)	Deposits denominated in U.S. dollars amount to $100,283 (2007 — $74,887), deposits denominated in Mexican pesos amount to $9,632 (2007 — $7,736) and deposits denominated in other foreign currencies amount to $50,850 (2007 — $37,272).

Other liabilities

As at October 31 ($ millions)	2008	2007

Accrued interest	$2,741	$2,386
Accounts payable and accrued expenses	4,714	4,283
Deferred income	581	416
Future income tax liabilities (Note 18)	264	226
Gold and silver certificates	5,619	5,986
Margin and collateral accounts	8,434	2,352
Other liabilities of subsidiaries and VIEs(1)	4,931	2,201
Other	3,779	3,288

Total	$31,063	$21,138

(1)	Excludes deposits and capital instrument liabilities.

122     2008 Scotiabank Annual Report

Subordinated debentures
These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks.

As at October 31 ($ millions)			2008		2007
			Par	Carrying	Carrying
Maturity date	Interest rate (%)	Terms (1)	value	value(2)	value(2)

September 2008	6.25	US $250 million. Matured on September 15, 2008	$—	$—	$243
July 2013	5.65	Redeemed on July 22, 2008	—	—	428
September 2013	8.30	Redeemable at any time	250	252	252
May 2014	5.75	Redeemable at any time. After May 12, 2009, interest
		will be payable at an annual rate equal to the 90-day
		bankers’ acceptance rate plus 1%	325	329	335
January 2018	5.30	Redeemable at any time. After January 31, 2013, interest
		will be payable at an annual rate equal to the 90-day
		bankers’ acceptance rate plus 1.90%	300	300	—
March 2018	4.99	Redeemable at any time. After March 27, 2013, interest
		will be payable at an annual rate equal to the 90-day
		bankers’ acceptance rate plus 2%	1,700	1,726	—
October 2018	6.00	Redeemable at any time. After October 3, 2013, interest
		will be payable at an annual rate equal to the 90-day
		bankers’ acceptance rate plus 3.25%	950	950	—
June 2025	8.90	Redeemable at any time	250	272	250
November 2037	3.015	JPY ¥10 billion. Redeemable on November 20, 2017	122	133	—
April 2038	3.37	JPY ¥10 billion. Redeemable on April 9, 2018	122	133	—
August 2085	Floating	US $214 million bearing interest at a floating rate of the
		offered rate for six-month Eurodollar deposits plus
		0.125%. Redeemable on any interest payment date	258	257	202

			$4,277	$4,352	$1,710

The contractual maturities of the debentures are summarized in Note 24(b).

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval.

(2)	The carrying value of subordinated debentures may differ from par value due to adjustments related to hedge accounting.

Capital instrument liabilities, trust securities and trust subordinated notes
Capital instrument liabilities are financial instruments, which can be settled at the Bank’s option by issuing a variable number of the Bank’s own equity instruments. These instruments remain eligible as Tier 1 Capital for regulatory purposes.
     Scotiabank Capital Trust and Scotiabank Subordinated Notes Trust are VIEs and are not consolidated on the Bank’s balance sheet as the Bank is not the primary beneficiary. Therefore, the Scotiabank Trust Securities and Scotiabank Trust Subordinated Notes issued by the Trusts are not reported on the Consolidated Balance Sheet. The deposit notes issued by the Bank to Scotiabank Capital Trust and Scotiabank Subordinated Notes Trust are reported in Deposits [refer to Note 10]. These trust securities and trust subordinated notes remain eligible for inclusion in the Bank’s regulatory capital as Tier 1 and Tier 2 capital, respectively.

As at October 31 ($ millions)	2008	2007

Capital instrument liabilities
Scotiabank Trust Securities — Series 2000-1 issued by BNS Capital Trust(a)(e)(f)	$500	$500

Scotiabank Trust Securities not consolidated by the Bank
Scotiabank Trust Securities — Series 2002-1 issued by Scotiabank Capital Trust(b)(e)(f)	$750	$750
Scotiabank Trust Securities — Series 2003-1 issued by Scotiabank Capital Trust(c)(e)(f)	750	750
Scotiabank Trust Securities — Series 2006-1 issued by Scotiabank Capital Trust(d)(e)(f)	750	750

Scotiabank Trust Subordinated Notes not consolidated by the Bank
Scotiabank Trust Subordinated Notes — Series A issued by Scotiabank Subordinated Notes Trust(g)	$1,000	$1,000

(a)	On April 4, 2000, BNS Capital Trust, a wholly-owned closed-end trust, issued 500,000 Scotiabank Trust Securities — 2000-1 (“Scotia BaTS”). Each Scotia BaTS is entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount per Scotia BaTS of $36.55. With regulatory approval, these securities may be redeemed in whole by the payment of cash at the option of BNS Capital Trust. On or after June 30, 2011, the Scotia BaTS may be exchanged, at the option of the holder and subject to certain prior rights of the Bank, into Non-cumulative Preferred Shares Series Y of the Bank. The Non-cumulative Preferred Shares Series Y would

2008 Scotiabank Annual Report      123

Consolidated Financial Statements
pay a dividend rate equivalent to the cash distribution rate of the Scotia BaTS [refer to Note 14 — Restrictions on dividend payments]. Under the circumstances outlined in (e) below the Scotia BaTS would be automatically exchanged without the consent of the holder into Non-cumulative Preferred Shares Series Y of the Bank. In certain circumstances on or after June 30, 2011, the Non-cumulative Preferred Shares Series Y are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank.

(b)	On April 30, 2002, Scotiabank Capital Trust, a wholly-owned open-end trust, issued 750,000 Scotiabank Trust Securities — Series 2002-1 (“Scotia BaTS”). The Scotia BaTS are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $33.13 per security. With regulatory approval, these securities may be redeemed in whole by the payment of cash, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series W of the Bank. The Series W shares will be entitled to cash dividends payable semi-annually in an amount of $0.53125 per $25.00 share. Under the circumstances outlined in (e) below the Scotia BaTS would be automatically exchanged without the consent of the holder into Non-cumulative Preferred Shares Series X of the Bank. The Series X shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.70 per $25.00 share [refer to Note 14 — Restrictions on dividend payments]. In certain circumstances, on or after December 31, 2012, the Non-cumulative Preferred Shares Series W and the Non-cumulative Preferred Shares Series X are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series X of the Bank, then the Bank would become the sole beneficiary of the Trust.

(c)	On February 13, 2003, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities — Series 2003-1 (“Scotia BaTS”). The Scotia BaTS are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $31.41 per security. With regulatory approval, the Scotia BaTS may be redeemed in whole by the payment of cash prior to June 30, 2008, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2008, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series U of the Bank. The Series U shares will be entitled to cash dividends payable semi-annually in an amount of $0.50 per $25.00 share. Under the circumstances outlined in (e) below, the Scotia BaTS would be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares Series V of the Bank. The Series V shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.61250 per $25.00 share [refer to Note 14 — Restrictions on dividend payments]. In certain circumstances on or after December 31, 2013, the Non-cumulative Preferred Shares Series U and the Non-cumulative Preferred Shares Series V are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series V of the Bank, then the Bank would become the sole beneficiary of the Trust.

(d)	On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities — distributions payable semi-annually in an amount of $28.25 per security. With regulatory approval, these securities may be redeemed in whole by the payment of cash prior to December 30, 2011, upon the occurrence of certain tax or regulatory capital changes, or on or after December 30, 2011, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share [refer to Note 14 — Restrictions on dividend payments]. Under the circumstances outlined in (e) below, the Scotia BaTS would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank. The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.

(e)	The Scotia BaTS may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction.

(f)	No cash distributions will be payable on the Scotia BaTS in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS in full, the Bank will not declare dividends of any kind on any of its preferred or common shares for a specified period of time [refer to Note 14 — Restrictions on dividend payments].

(g)	On October 31, 2007, the Bank issued 1,000,000 Scotiabank Trust Subordinated Notes (“Scotia TSNs — Series A”), through a new special purpose entity, Scotiabank Subordinated Notes Trust, a closed-end trust established under the laws of the Province of Ontario. The proceeds were used to purchase a deposit note from the Bank which is reported as a Business and government deposit in the Consolidated Balance Sheet.

Holders of the Scotia TSNs — Series A are entitled to receive interest at the rate of 5.25% per annum payable semi-annually until October 31, 2012. The first such payment was made on May 1, 2008, in an amount of $26.393 per $1,000 principal amount. Commencing November 1, 2012 until November 1, 2017, interest will be payable on the Scotia TSNs — Series A at the 90-day Banker’s Acceptance Rate plus 1 % per annum payable quarterly with the first such payment on February 1, 2013. These securities may be redeemed in whole by the payment of cash with regulatory approval.

The Bank has guaranteed the payments of principal, interest, redemption price, if any, and any other amounts on the Scotia TSNs — Series A when they become due and payable. This guarantee will be a direct, unsecured obligation, and will be subordinate to the Bank’s deposit liabilities and all other liabilities, except for other

124     2008 Scotiabank Annual Report

guarantees, obligations or liabilities that are either designated as ranking equally with or subordinated to the subordinated indebtedness. In addition, the Scotia TSNs — Series A will be automatically exchanged, without the consent of the holders, into an equal principal amount of 5.25% Bank Subordinated Notes upon occurrence of any one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction; or (v) the Bank determines that as a result of the enactment or anticipated enactment of federal Canadian income tax legislation, the interest payable on the TSNs will not be deductible by Scotiabank Subordinated Notes Trust for tax purposes.

Capital stock
Authorized:
     An unlimited number of preferred and common shares without nominal or par value.
Issued and fully paid:

	2008		2007		2006
As at October 31 ($ millions)	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount

Preferred shares:
Series 12(a)	12,000,000	$300	12,000,000	$300	12,000,000	$300
Series 13(b)	12,000,000	300	12,000,000	300	12,000,000	300
Series 14(c)	13,800,000	345	13,800,000	345	—	—
Series 15(d)	13,800,000	345	13,800,000	345	—	—
Series 16(e)	13,800,000	345	13,800,000	345	—	—
Series 17(f)	9,200,000	230	—	—	—	—
Series 18(g)	13,800,000	345	—	—	—	—
Series 20(h)	14,000,000	350	—	—	—	—
Series 22(i)	12,000,000	300	—	—	—	—

Total preferred shares	114,400,000	$2,860	65,400,000	$1,635	24,000,000	$600

Common shares:
Outstanding at beginning of year	983,767,155	$3,566	989,512,188	$3,425	990,182,126	$3,316
Issued under Shareholder Dividend and Share Purchase Plan(j)	2,576,133	108	115,228	6	142,269	7
Issued under Stock Option Plans (Note 17)	6,404,516	155	5,485,060	142	6,801,687	127
Issued for acquisition of a subsidiary	50,827	3	691,679	36	33,906	1
Purchased for cancellation(k)	(875,000)	(3)	(12,037,000)	(43)	(7,647,800)	(26)

Outstanding at end of year	991,923,631	$3,829	983,767,155	$3,566	989,512,188	$3,425

Total capital stock		$6,689		$5,201		$4,025

(a)	Series 12 Non-cumulative Preferred Shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.328125. With regulatory approval, the shares may be redeemed by the Bank at par on or after October 29, 2013, in whole or in part, by the payment in cash of $25.00 per share, together with declared and unpaid dividends to the date then fixed for redemption.

(b)	Series 13 Non-cumulative Preferred Shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.30. With regulatory approval, the shares may be redeemed by the Bank on or after April 28, 2010, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 28, 2014, following which no redemption premium is payable.

(c)	Series 14 Non-cumulative Preferred Shares, issued on January 24, 2007, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.28125. The initial dividend, paid April 26, 2007, was $0.28356 per share. With regulatory approval, the shares may be redeemed by the Bank on or after April 26, 2012, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 27, 2016, following which no redemption premium is payable.

(d)	Series 15 Non-cumulative Preferred Shares, issued on April 5 and April 17, 2007, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.28125. The initial dividend, paid July 27, 2007, was $0.34829 per share. With regulatory approval, the shares may be redeemed by the Bank on or after July 27, 2012, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption and thereafter at annually declining premiums until July 27, 2016, following which no redemption premium is payable.

(e)	Series 16 Non-cumulative Preferred Shares, issued on October 12, 2007, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.328125. The initial dividend, paid January 29, 2008, was $0.39195 per share. With regulatory approval, the shares may be redeemed by the Bank on or after January 29, 2013, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until January 27, 2017, following which no redemption premium is payable.

(f)	Series 17 Non-cumulative Preferred Shares, issued on January 31, 2008, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.35 per share. The initial dividend, paid April 28, 2008, was $0.33753 per share. With regulatory approval, the shares may be redeemed by the Bank on or after April 26, 2013, at $26.00 per share, together with declared and

2008 Scotiabank Annual Report      125

Consolidated Financial Statements
unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 26, 2017, following which no redemption premium is payable.

(g)	Series 18 Non-Cumulative 5-Year Rate Reset Preferred Shares, issued on March 25, 2008, and March 27, 2008, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.3125 for the initial five-year fixed rate period ending on April 25, 2013. The initial dividend, paid July 29, 2008, was $0.4315 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the 5-year Government of Canada yield and 2.05%, multiplied by $25.00. Holders of Series 18 preferred shares will have the option to convert shares into an equal number of Series 19 non-cumulative floating rate preferred shares on April 26, 2013, and on April 26 every five years thereafter. Series 19 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the T-bill rate and 2.05% multiplied by $25.00. If the Bank determines that, after giving effect to any election notices received, there would be less than 1,000,000 Series 18 preferred shares issued and outstanding on the applicable Series 18 conversion date, all of the issued and outstanding Series 18 preferred shares will be automatically converted on such Series 18 conversion date into an equal number of Series 19 preferred shares. With regulatory approval, Series 18 preferred shares may be redeemed by the Bank on April 26, 2013, and for Series 19 preferred shares, if applicable, on April 26, 2018 and every 5 years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. On all other dates beginning April 26, 2013, Series 19 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share.

(h)	Series 20 Non-cumulative 5-Year Rate Reset Preferred Shares, issued on June 10, 2008, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.3125 for the initial five-year fixed rate period ending on October 25, 2013. The initial dividend, paid July 29, 2008, was $0.1678 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the 5-year Government of Canada yield and 1.70%, multiplied by $25.00. Holders of Series 20 preferred shares will have the option to convert shares into an equal number of Series 21 non-cumulative floating rate preferred shares on October 26, 2013, and on October 26 every five years thereafter. Series 21 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared in an amount per share equal to the sum of the T-bill rate and 1.70% multiplied by $25.00. If the Bank determines that, after giving effect to any election notices received, there would be less than 1,000,000 Series 20 preferred shares issued and outstanding on the applicable Series 20 conversion date, all of the issued and outstanding Series 20 preferred shares will be automatically converted on such Series 20 conversion date into an equal number of Series 21 preferred shares. With regulatory approval, Series 20 preferred shares may be redeemed by the Bank on October 26, 2013, and for Series 21 preferred shares, if applicable, on October 26, 2018 and every 5 years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. On all other dates beginning October 26, 2013, Series 21 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share.

(i)	Series 22 Non-cumulative 5-Year Rate Reset Preferred Shares, issued on September 9, 2008, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.3125 for the initial five-year fixed rate period ending on January 25, 2014. The initial dividend, if and when declared, will be payable January 28, 2009 in an amount of $0.4829 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the 5-year Government of Canada yield and 1.88%, multiplied by $25.00. Holders of Series 22 preferred shares will have the option to convert shares into an equal number of Series 23 non-cumulative floating rate preferred shares on January 26, 2014, and on January 26 every five years thereafter. Series 23 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared in an amount per share equal to the sum of the T-bill rate and 1.88% multiplied by $25.00. If the Bank determines that, after giving effect to any Election Notices received, there would be less than 1,000,000 Series 22 preferred shares issued and outstanding on the applicable Series 22 Conversion Date, all of the issued and outstanding Series 22 preferred shares will be automatically converted on such Series 22 Conversion Date into an equal number of Series 23 preferred shares. With regulatory approval, Series 22 preferred shares may be redeemed by the Bank on January 26, 2014, and for Series 23 preferred shares, if applicable, on January 26, 2019 and every 5 years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. On all other dates beginning January 26, 2014, Series 23 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share.

(j)	As at October 31, 2008, 19,300,859 common shares have been reserved for future issue under the terms of the Shareholder Dividend and Share Purchase Plan.

(k)	In May 2008, the Bank initiated a new normal course issuer bid to purchase up to 20 million of the Bank’s common shares. This represents approximately 2 per cent of the Bank’s outstanding common shares. The bid will terminate on the earlier of January 11, 2009, or the date the Bank completes its purchases. During the year ended October 31, 2008, 875,000 shares (2007 — 12 million; 2006 — 7.6 million shares) were purchased at an average price of $45.61 (2007 — $52.21; 2006 — $45.71).
Restrictions on dividend payments
Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled have been paid or sufficient funds have been set aside to do so.
     In the event that applicable cash distributions on any of the Scotiabank Trust Securities [refer to Note 13 Capital instrument liabilities] are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities.
     Currently, these limitations do not restrict the payment of dividends on preferred or common shares.
     For each of the years presented, the Bank paid all of the non-cumulative preferred share dividends.

126     2008 Scotiabank Annual Report

Capital management
The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. This capital management process aims to achieve four major objectives: exceed regulatory thresholds and meet longer-term internal capital targets, maintain strong credit ratings, manage capital levels commensurate with the risk profile of the Bank and provide the Bank’s shareholders with acceptable returns.
     Capital is managed in accordance with the Board-approved Capital Management Policy. Senior executive management develop the capital strategy and oversee the capital management processes of the Bank. The Bank’s Finance, Group Treasury and Global Risk Management (GRM) groups are key in implementing the Bank’s capital strategy and managing capital. Capital is managed using both regulatory capital measures and internal metrics.
     Although the Bank is subject to several capital regulations in the different business lines and countries in which the Bank operates, capital adequacy is managed on a consolidated Bank basis. The Bank also takes measures to ensure its subsidiaries meet or exceed local regulatory capital requirements. The primary regulator of its consolidated capital adequacy is the Office of the Superintendent of Financial Institutions Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Bank for International Settlements.
     Effective November 1, 2007, regulatory capital ratios are determined in accordance with the revised capital framework, based on the International Convergence of Capital Measurement and Capital Standards: A Revised Framework, commonly known as Basel II. Changes to the computation of regulatory capital from the previous framework (Basel I) are primarily the amount and categorization of prescribed inclusions and deductions from capital. This includes the calculation of the eligible allowance inclusion and the deduction for specified corporations (such as insurance entities and associated corporations), which is now split between two levels of capital. In addition, the computation of risk-weighted assets was revised to more closely align risk weight parameters with the individual risk profile of banks by introducing substantive changes to prescribed risk weights for credit risk exposures, including the use of internally derived credit risk parameters, and introducing an explicit new risk weight for operational risk. Capital requirements for market risk were generally unchanged.
     There are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal Ratings Based Approach (AIRB) are required to have sophisticated risk management systems for the calculations of credit risk regulatory capital.
     Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements. However, in order to limit sudden declines in the capital levels for the industry in aggregate, capital floors were introduced for the first two years after full implementation of AIRB. A capital floor of 90% of the Basel I calculation applies in the first year of full approval and 80% in the second year, subject to approval. In the second quarter of 2008, the Bank received regulatory approval to move to the 90% floor.
     The Bank received approval, with conditions, from OSFI to use AIRB for material Canadian, U.S. and European portfolios effective November 1, 2007. The Bank is assessing the remaining credit portfolios for application of AIRB in the future. The Bank uses the standardized approach for these portfolios. As well, the Bank is using the standardized approach to calculate the operational risk capital requirements.
     The Bank’s total regulatory capital is comprised of Tier 1 and Tier 2 capital as follows:

As at October 31 ($ millions)	2008(1)	2007(1)

Shareholders’ equity per Consolidated Balance Sheet	$21,642	$18,804
Capital Instrument liabilities — trust securities	2,750	2,750
Non-controlling Interest in subsidiaries	502	497
Goodwill deduction	(2,273)	(1,134)
Components of accumulated other comprehensive income excluded from Tier 1 capital	1,415	(692)
Other capital deductions(2)	(773)	—

Tier 1 capital	$23,263	$20,225

Qualifying subordinated debentures, net of amortization	4,227	1,452
Capital Instrument Liabilities — trust subordinated notes	1,000	1,000
Other net capital items(3)	(643)	304

Tier 2 capital	4,584	2,756

Total Regulatory Capital	$27,847	$22,981

(1)	Effective November 1, 2007, regulatory capital is determined in accordance with Basel II. The comparative amounts as at October 31, 2007, were determined in accordance with Basel I rules.

(2)	Comprised primarily of net after-tax unrealized loss on available-for-sale equity securities, net after-tax gains on sale of securitized assets, 50% of investments in certain specified corporations acquired after January 1, 2007 and other items. Prior to November 1, 2007, 100% of investments in certain specified corporations were deducted from Tier 2 capital; commencing November 1, 2007, those acquired after January 1, 2007, are now split 50:50 between Tier 1 and Tier 2.

(3)	Comprised mainly of eligible allowance for credit losses and net after-tax unrealized gain on available-for-sale equity securities less prescribed deductions including investments in specified corporations.
     The two primary regulatory capital ratios used to assess capital adequacy are Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Risk-weighted assets are computed by applying a combination of the Bank’s internal credit risk parameters and OSFI prescribed risk weights to on-and off-balance sheet exposures.
     The regulatory minimum ratios prescribed by OSFI are 7% for Tier 1 capital and 10% for Total capital. The Bank exceeded these minimum ratio thresholds as at October 31, 2008 with a Tier I capital ratio of 9.3% and total capital ratio of 11.1%. OSFI has also prescribed an asset-to-capital leverage multiple; the Bank was in compliance with this threshold as at October 31, 2008.

2008 Scotiabank Annual Report     127

Consolidated Financial Statements

Accumulated other comprehensive income (loss)
The components of accumulated other comprehensive income (loss) as at October 31, 2008 and 2007, and other comprehensive income (loss) for the years then ended are as follows:
Accumulated other comprehensive income (loss)

	As at and for the year ended

	Opening	Net	Ending		Opening	Transition	Net	Ending
	balance	change	balance		balance	amount	change	balance

	October 31		October 31		October 31			October 31
($ millions)	2007		2008		2006			2007

Unrealized foreign currency translation gains (losses), net of hedging activities	$(4,549)	$2,368	$(2,181	)(1)	$(2,321)	$—	$(2,228)	$(4,549	)(1)
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	639	(1,588)	(949	)(2)	—	706	(67)	639	(2)
Gains (losses) on derivative instruments designated as cash flow hedges	53	(519)	(466	)(3)	—	(23)	76	53	(3)

Accumulated other comprehensive income (loss)	$(3,857)	$261	$(3,596)		$(2,321)	$683	$(2,219)	$(3,857)

(1)	Net of income tax expense of $318 (2007 — expense of $427). As at October 31, 2008, non-derivative instruments designated as net investment hedges amounted to $7,630 (2007 — $6,458).

(2)	Net of income tax benefit of $371 (2007 — expense of $338).

(3)	Net of income tax benefit of $218 (2007 — expense of $25). The reclassification from accumulated other comprehensive income to earnings over the next 12 months as a result of outstanding cash flow hedges is expected to be a net after tax loss of approximately $204 (2007 — net after tax gain of $34). As at October 31, 2008, the maximum length of cash flow hedges outstanding was less than 10 years (2007 — 7 years).
Other comprehensive income (loss)
The following table summarizes the changes in the components of other comprehensive income (loss).

For the year ended October 31 ($ millions)	2008	2007	2006

Net change in unrealized foreign currency translation losses
Net unrealized foreign currency translation gains (losses)(1)	$4,206	$(2,916)	$(564)
Net gains (losses) on hedges of net investments in self-sustaining foreign operations(2)	(1,838)	688	204

	2,368	(2,228)	(360)

Net change in unrealized gains (losses) on available-for-sale securities
Net unrealized gains (losses) on available-for-sale securities(3)	(1,447)	46	—
Reclassification of net gains to net income(4)	(141)	(113)	—

	(1,588)	(67)	—

Net change in gains (losses) on derivative instruments designated as cash flow hedges
Net gains (losses) on derivative instruments designated as cash flow hedges(5)	179	(770)	—
Reclassification of net (gains) losses to net income(6)	(698)	846	—

	(519)	76	—

Other comprehensive income (loss)	$261	$(2,219)	$(360)

(1)	Net of income tax expense of nil.

(2)	Net of income tax benefit of $109 (2007 — expense of $427; 2006 — nil).

(3)	Net of income tax benefit of $657 (2007 — expense of $20).

(4)	Net of income tax expense of $52 (2007 — expense of $64).

(5)	Net of income tax expense of $79 (2007 — benefit of $387).

(6)	Net of income tax expense of $322 (2007 — benefit of $425).

128     2008 Scotiabank Annual Report

Stock-based compensation
(a) Stock option plans
Under the terms of the Employee Stock Option Plan, options to purchase common shares may be granted to selected employees at an exercise price not less than the closing price of the Bank’s common shares on the Toronto Stock Exchange (TSX) on the day prior to the date of the grant. As well, for grants made beginning December 2005, the exercise price must not be less than the volume weighted average price on the TSX for the five trading days immediately preceding the grant date. Employee stock options granted after November 1, 2002, have Tandem Stock Appreciation Rights (Tandem SARs), which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SAR and thereby receive the intrinsic value of the stock option in cash. In addition, in fiscal 2003, Tandem SARs were retroactively attached to the fiscal 2002 employee stock options. All other terms and conditions relating to these 2002 stock options remained unchanged. These 2002 stock options were out of the money at the date of attachment. As a result, there was no impact on the Bank’s stock-based compensation expense on the date of retroactive attachment of the Tandem SARs.
     Options vest evenly over a four-year period and are exercisable no later than 10 years after the date of the grant. In the event that the expiry date falls within an insider trading blackout period, the expiry date will be extended for 10 business days after the end of the blackout period. Outstanding options expire on dates ranging from March 5, 2009 to March 7, 2018. As approved by the shareholders, a total of 114 million common shares have been reserved for issuance under this plan of which 72.7 million common shares have been issued as a result of the exercise of options and 23.0 million common shares are committed under outstanding options, leaving 18.3 million common shares available for issuance as options.
     In 2001, a Directors’ Stock Option Plan was approved by the shareholders. A total of 800,000 common shares have been reserved for issuance to non-officer directors under this plan. As of November 1, 2002, director stock options are expensed using a fair-value-based method. Currently, 144,000 (2007 — 164,000; 2006 — 174,000) options are outstanding at a weighted average exercise price of $23.04 (2007 — $23.09; 2006 — $23.17). In fiscal 2008, 20,000 of these options (2007 — 10,000; 2006 — 50,000) were exercised at a weighted average exercise price of $23.48 (2007 — $24.51; 2006 — $23.25). These options expire between March 9, 2011 and December 6, 2012. Commencing in fiscal 2004, the Bank no longer grants stock options to these directors.
Details of the Bank’s Employee Stock Option Plan are as follows:

	2008		2007		2006

	Number	Weighted	Number	Weighted	Number	Weighted
	of stock	average	of stock	average	of stock	average
	options	exercise	options	exercise	options	exercise
As at October 31	(000’s)	price	(000’s)	price	(000’s)	price

Outstanding at beginning of year	27,721	$26.81	31,839	$23.87	37,358	$21.35
Granted	2,217	52.56	2,094	52.01	2,052	46.04
Exercised	(6,384)	19.12	(5,475)	19.29	(6,751)	16.32
Forfeited/cancelled	(231)	37.24	(207)	28.54	(342)	27.33
Exercise of Tandem SARs	(344)	27.45	(530)	26.80	(478)	25.90

Outstanding at end of year(1)	22,979	$31.32	27,721	$26.81	31,839	$23.87

Exercisable at end of year	17,855	$25.98	22,629	$22.62	26,170	$20.98

Available for grant	18,366		20,008		21,365

As at October 31, 2008	Options Outstanding			Options Exercisable

	Number	Weighted	Weighted	Number	Weighted
	of stock	average remaining	average	of stock	average
Range of exercise prices	options (000’s)	contractual life (years)	exercise price	options (000’s)	exercise price

$14.18 to $21.03	6,686	1.66	$18.41	6,686	$18.41
$24.40 to $27.44	6,398	3.50	$24.58	6,398	$24.58
$31.45 to $46.02	5,709	5.87	$38.60	4,271	$36.88
$47.39 to $54.00	4,186	8.55	$52.27	500	$51.87

	22,979	4.47	$31.32	17,855	$25.98

(1)	Included are 16,293,077 (2007 — 16,024,561; 2006 — 15,892,372) options with Tandem SAR features.

2008 Scotiabank Annual Report     129

Consolidated Financial Statements
(b) Employee share ownership plans
Qualifying employees can generally contribute up to the lesser of a specified percentage of salary and a maximum dollar amount towards the purchase of common shares of the Bank or deposits with the Bank. In general, the Bank matches 50% of qualifying contributions which is expensed in salaries and employee benefits. During 2008, the Bank’s contributions totalled $28 million (2007 — $27 million; 2006 — $26 million). Contributions, which are used by the plan trustee to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.
(c) Other stock-based compensation plans
All other stock-based compensation plans use notional units that are valued based on the Bank’s common share price on the TSX. These units, with the exception of Stock Appreciation Rights (SARs), accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. Fluctuations in the Bank’s share price change the value of the units, which affects the Bank’s stock-based compensation expense. As described below, the value of a portion of the Performance Share Unit notional units also varies based on Bank performance. Upon exercise or redemption, payments are made to the employees with a corresponding reduction in the accrued liability. In 2008, an aggregate expense of $89 million (2007 — $133 million expense; 2006 — $164 million expense) was recorded in salaries and employee benefits in the Consolidated Statement of Income for changes in the amount of the Bank’s liability for these units. This expense was net of losses arising from securities and derivatives used to manage the volatility of stock-based compensation of $328 million (2007 — gains of $99 million; 2006 — gains of $165 million). Details of these plans are as follows:
Stock Appreciation Rights (SARs), including Tandem SARs
The SARs include Tandem SARs, as described above, as well as standalone SARs which are granted instead of stock options to selected employees in countries where local laws may restrict the Bank from issuing shares. SARs have vesting and exercise terms and conditions similar to the employee stock options. The cost of SARs is recognized on a graded vesting basis except where the employee is eligible to retire prior to the vesting date, in which case the cost is recognized between the grant date and the date the employee is eligible to retire. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date. During fiscal 2008, 2,445,768 SARs were granted (2007 — 2,336,394; 2006 — 2,284,396) and as at October 31, 2008, 21,122,574 SARs were outstanding (2007 — 21,810,096; 2006 — 22,771,720), of which 19,804,585 SARs were vested (2007 — 20,558,130; 2006 — 21,624,273).
Deferred Stock Unit Plan (DSU)
Under the DSU Plan, senior executives may elect to receive all or a portion of their cash bonus under the Management Incentive Plan (which is expensed for the year awarded in salaries and employee benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only when an executive ceases to be a Bank employee and must be redeemed by December 31 of the year following that event. As at October 31, 2008, there were 1,595,619 units outstanding (2007 — 1,571,110; 2006 — 1,465,391).
Directors’ Deferred Stock Unit Plan (DDSU)
Under the DDSU Plan, non-officer directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only following resignation or retirement and must be redeemed by December 31 of the year following that event. As at October 31, 2008, there were 258,115 units outstanding (2007 — 216,335; 2006 — 181,823).
Restricted Share Unit Plan (RSU)
Under the RSU Plan, selected employees receive an award of restricted share units which vest at the end of three years, at which time the units are paid, in cash, to the employee. The stock-based compensation expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire. As at October 31, 2008, there were 1,794,695 units (2007 — 1,770,405; 2006 — 3,597,093) awarded and outstanding of which 1,404,431 were vested.
Performance Share Unit Plan (PSU)
Eligible executives receive an award of performance share units that vest at the end of three years. A portion of the PSU awards are subject to performance criteria measured over a three-year period. The three-year performance measures include return on equity compared to target and total shareholder return relative to a comparator group selected prior to the granting of the award. The stock-based compensation expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire. This expense varies based on performance compared to the performance measures. Upon vesting, the units are paid, in cash, to the employee. As at October 31, 2008, there were 3,348,796 units (2007 — 3,477,266; 2006 — 2,422,239) awarded and outstanding [including 1,305,913 (2007 — 1,1 55,145; 2006 — 800,604) subject to performance criteria] of which 2,542,674 were vested.
Scotia Capital Deferred Payment Plan
Under the Scotia Capital Deferred Payment Plan, a portion of the bonus received by certain employees (which is accrued and expensed in the year to which it relates) is allocated to employees in the form of units. These units are subsequently paid, in cash, to the qualifying employees over each of the following three years.
     Changes in the value of the units, which arise from fluctuations in the market price of the Bank’s common shares, are expensed in the same manner as the Bank’s other stock-based compensation plans in salaries and employee benefits expense in the Consolidated Statement of Income.

130     2008 Scotiabank Annual Report

Corporate income taxes
Corporate income taxes recorded in the Bank’s consolidated financial statements for the years ended October 31 are as follows:
(a) Components of income tax provision

For the year ended October 31 ($ millions)	2008	2007	2006

Provision for income taxes in the Consolidated Statement of Income:

Current income taxes:
Domestic:
Federal	$160	$283	$269
Provincial	210	236	178
Foreign	688	650	603

	1,058	1,169	1,050

Future income taxes:
Domestic:
Federal	(311)	(134)	(135)
Provincial	(203)	(55)	(11)
Foreign	147	83	(32)

	(367)	(106)	(178)

Total provision for income taxes in the Consolidated Statement of Income	$691	$1,063	$872

Provision for income taxes in the Consolidated Statement of Changes in Shareholders’ Equity:
Reported in Other Comprehensive Income	(1,062)	421	—
Cumulative effect of adopting new accounting policy	—	338	(13)
Share issuance costs	(10)	(9)	—

Total provision for income taxes in the Consolidated Statement of Changes in Shareholders’ Equity	(1,072)	750	(13)

Total provision for (recovery) of income taxes	$(381)	$1,813	$859

(b) Reconciliation to statutory rate
Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2008		2007		2006
		Percent of		Percent of		Percent of
		pre-tax		pre-tax		pre-tax
For the year ended October 31 ($ millions)	Amount	income	Amount	income	Amount	income

Income taxes at statutory rate	$1,289	32.6%	$1,815	34.7%	$1,586	34.9%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries and foreign branches	(370)	(9.4)	(467)	(8.9)	(467)	(10.3)
Tax-exempt income from securities	(278)	(7.0)	(313)	(6.0)	(219)	(4.8)
Future income tax effect of substantively enacted tax rate changes	61	1.5	41	0.8	4	0.1
Other, net	(11)	(0.2)	(13)	(0.3)	(32)	(0.7)

Total income taxes and effective tax rate	$691	17.5%	$1,063	20.3%	$872	19.2%

(c) Future income taxes
The tax-effected temporary differences which result in future income tax assets and (liabilities) are as follows:

As at October 31 ($ millions)	2008	2007

Loss carryforwards(1)	$1,053	$101
Allowance for credit losses(2)	912	861
Securities	241	(293)
Deferred compensation	220	377
Deferred income	171	132
Loss on disposal of subsidiary operations	79	83
Premises and equipment	(114)	(96)
Pension fund	(277)	(292)
Other	251	241

Net future income taxes(3)	$2,536	$1,114

(1)	Includes a gross future tax asset of $196 as at October 31, 2008 (2007 — $203) relating to subsidiaries’ unused income tax losses. This future tax asset has been reduced by a valuation allowance of $10 (2007 — $102), resulting in a net future tax asset of $186 (2007 — $101). Should the portion of the valuation allowance related to recent acquisitions be reduced in future periods, the reduction would be applied to goodwill.

(2)	As at October 31, 2008, the future income tax asset related to the allowance for credit losses has been reduced by a valuation allowance of $241 (2007 — $213) relating to a subsidiary’s unused tax deductions arising from previous years’ allowance for credit losses.

(3)	Net future income taxes of $2,536 (2007 — $1,114) are represented by future income tax assets of $2,800 (2007 — $1,340), net of future income tax liabilities of $264 (2007 — $226).
Earnings of certain international subsidiaries are subject to tax only upon their repatriation to Canada. As repatriation is not currently planned in the foreseeable future, the Bank has not recognized a future income tax liability. If all international subsidiaries’ unremitted earnings were repatriated, taxes that would be payable as at October 31, 2008, are estimated to be $788 million (October 31, 2007 — $444 million).

2008 Scotiabank Annual Report     131

Consolidated Financial Statements

Employee future benefits
The Bank sponsors a number of employee future benefit plans, including pensions and other post-retirement benefits, post-employment benefits and compensated absences for most of its employees globally.
The following tables present financial information related to the Bank’s principal plans. The principal plans include pension and other benefit plans in Canada, the U.S., Mexico, Jamaica and the U.K.(1)

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2008	2007	2006	2008	2007	2006

Change in benefit obligation
Benefit obligation at beginning of year	$4,618	$4,588	$4,568	$1,047	$1,075	$1,041
Cost of benefits earned in the year	133	128	143	40	36	42
Interest cost on benefit obligation	274	264	253	66	62	60
Employee contributions	11	11	9	—	—	—
Benefits paid	(271)	(235)	(198)	(50)	(49)	(48)
Actuarial loss (gain)	(441)	5	(75)	(92)	(1)	(2)
Non-routine events(2)	24	(50)	(90)	(4)	(29)	(4)
Foreign exchange	66	(93)	(22)	33	(47)	(14)

Benefit obligation at end of year	$4,414	$4,618	$4,588	$1,040	$1,047	$1,075

Change in fair value of assets
Fair value of assets at beginning of year	$5,733	$5,390	$4,765	$237	$221	$207
Actual return on assets	(105)	601	440	3	30	27
Employer contributions	62	186	488	56	62	42
Employee contributions	11	11	9	—	—	—
Benefits paid	(271)	(235)	(198)	(50)	(49)	(48)
Non-routine events(2)	—	(73)	(75)	—	(5)	—
Foreign exchange	107	(147)	(39)	10	(22)	(7)

Fair value of assets at end of year(3)	$5,537	$5,733	$5,390	$256	$237	$221

Funded status
Excess (deficit) of fair value of assets over benefit obligation at end of year(4)	$1,123	$1,115	$802	$(784)	$(810)	$(854)
Unrecognized net actuarial loss	318	274	537	186	271	325
Unrecognized past service costs	112	96	86	(6)	(4)	(5)
Unrecognized transitional obligation (asset)	(276)	(308)	(364)	161	178	206
Valuation allowance	(179)	(169)	(195)	—	—	—
Employer contributions after measurement date	7	36	6	11	10	10

Net prepaid (accrued) benefit expense at end of year	$1,105	$1,044	$872	$(432)	$(355)	$(318)

Recorded in:
Other assets in the Bank’s Consolidated Balance Sheet	$1,320	$1,243	$1,054	$17	$13	$6
Other liabilities in the Bank’s Consolidated Balance Sheet	(215)	(199)	(182)	(449)	(368)	(324)

Net prepaid (accrued) benefit expense at end of year	$1,105	$1,044	$872	$(432)	$(355)	$(318)

Annual benefit expense
Cost of benefits earned in the year	$133	$128	$143	$40	$36	$42
Interest cost on benefit obligation	274	264	253	66	62	60
Actual return on assets	105	(601)	(440)	(3)	(30)	(27)
Actuarial loss (gain) on benefit obligation	(441)	5	(75)	(92)	(1)	(2)
Amount of curtailment (gain) loss recognized	(1)	3	(2)	—	(8)	—
Amount of settlement (gain) loss recognized	—	32	1	—	(1)	—
Non-routine events(2)	24	24	(15)	(4)	(11)	(4)

Elements of employee future benefit costs (income) before adjustments to recognize the long-term nature of employee future benefit costs	94	(145)	(135)	7	47	69

Adjustments to recognize the long-term nature of employee future benefit costs:
Difference between expected return and actual return on plan assets	(501)	227	97	(15)	15	12
Difference between net actuarial loss (gain) recognized and actual actuarial loss (gain) on benefit obligation	444	13	125	104	15	19
Difference between amortization of non-routine events and actual non-routine events	(13)	(15)	23	4	11	4
Amortization to recognize transitional obligation (asset)	(39)	(42)	(42)	18	21	22

	(109)	183	203	111	62	57
Change in valuation allowance provided against prepaid benefit expense	10	(26)	13	—	—	—

Benefit expense (income) recognized, excluding defined contribution benefit expense(4)	(5)	12	81	118	109	126

Defined contribution benefit expense recognized	6	5	3	—	—	—

Total benefit expense recognized	$1	$17	$84	$118	$109	$126

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.

(2)	Non-routine events include plan amendments, acquisitions, divestitures, transfers, etc.

(3)	The fair value of pension plan assets invested in securities of the Bank totalled $511 (2007 — $565; 2006 — $569).

(4)	The Bank uses a measurement date of July 31 or August 31, depending on the employee future benefits plan. Accordingly, the significant turmoil affecting the capital markets since August 31 is not reflected in either the 2008 employee future benefit expense or the funded position of the plans at the end of fiscal year 2008.

132     2008 Scotiabank Annual Report

Included in the benefit obligation and fair value of assets are the following amounts in respect of plans that are not fully funded:

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2008	2007	2006	2008	2007	2006

Benefit obligation(1)	$659	$613	$628	$1,040	$1,047	$1,075
Fair value of assets	354	326	326	256	237	221

Deficit of fair value of assets over benefit obligation	$(305)	$(287)	$(302)	$(784)	$(810)	$(854)

(1)	Includes the benefit obligation of $264 at the end of 2008 (2007 — $281; 2006 — $266) related to supplemental unfunded pension arrangements.
Key weighted-average assumptions (%)(1)
The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense are summarized as follows:

	Pension plans			Other benefit plans
For the year ended October 31	2008	2007	2006	2008	2007	2006

To determine benefit obligation at end of year
Discount rate	6.70%	5.85%	5.75%	6.90%	6.10%	6.00%
Rate of increase in future compensation(2)	3.90%	3.75%	3.50%	1.50%	1.40%	4.40%
To determine benefit expense (income) for the year
Discount rate	5.85%	5.75%	5.50%	6.10%	6.00%	5.75%
Assumed long-term rate of return on assets	7.25%	7.25%	7.50%	7.40%	7.10%	7.60%
Rate of increase in future compensation(2)	3.75%	3.50%	3.55%	1.40%	1.35%	4.55%
Health care cost trend rates at end of year
Initial rate	n/a	n/a	n/a	7.20%	7.40%	8.30%
Ultimate rate	n/a	n/a	n/a	5.00%	4.70%	4.60%
Year ultimate rate reached	n/a	n/a	n/a	2018	2014	2014

(1)	Includes international plans which generally have higher rates than Canadian plans. The discount rate used to determine the 2008 benefit expense for all Canadian pension and other benefit plans was 5.6% (2007 — 5.5%; 2006 — 5.25%). The discount rate used for the 2008 end of year benefit obligation was 6.4% for all Canadian pension and other benefit plans (2007 — 5.60%; 2006 — 5.50%) and the assumed long-term rate of return on assets for all Canadian pension plans was 7.25% (2007 — 7.25%; 2006 — 7.25%).

(2)	The weighted-average rates of increase in future compensation shown for other benefit plans do not include Canadian flexible post-retirement benefits plans established in fiscal 2005, as they are not impacted by future compensation increases.
Sensitivity analysis

	Pension plans		Other benefit plans
For the year ended October 31, 2008 ($ millions)	Benefit obligation	Benefit expense	Benefit obligation	Benefit expense

Impact of 1% decrease in discount rate	$714	$78	$150	$15
Impact of 1% decrease in assumed long-term rate of return on assets	n/a	50	n/a	2
Impact of 0.25% increase in rate of increase in future compensation	47	7	1	—
Impact of 1% increase in health care cost trend rate	n/a	n/a	118	21
Impact of 1% decrease in health care cost trend rate	n/a	n/a	(96)	(16)

Assets
The Bank’s principal pension plans’ assets are generally invested with the long-term objective of maximizing overall expected returns, at an acceptable level of risk. A key factor in managing long-term investment risk is asset mix. Investing the pension assets in different asset classes and geographic regions helps to spread risk and to minimize the impact of declines in any single asset class, particular region or type of investment. Within each asset class, investment management firms are hired and assigned specific mandates. To enhance diversification, several investment managers — including related-party managers — are typically used for each asset class.
     Pension plan asset mix guidelines are set for the long term, and are documented in each plan’s investment policy. Legislation places certain restrictions on asset mix — for example, there are usually limits on concentration in any one investment. Other concentration and quality limits are also set forth in the investment policies. The use of derivatives is generally prohibited without specific authorization; currently, the main use of derivatives is to hedge currency fluctuations associated with US equity holdings in the Canadian pension funds. Asset mix guidelines are reviewed at least once each year, and adjusted, where appropriate, based on market conditions and opportunities; however, large asset class shifts are rare, and typically reflect a change in the pension plan’s situation (e.g. a plan termination). Actual asset mix is reviewed regularly, and rebalancing — as needed — back to the target asset mix is considered, generally, twice each year.
     The Bank’s other benefit plans are generally not funded; the relatively small assets for these other benefit plans are mostly related to programs in Mexico.
The Bank’s principal plans’ weighted-average actual and target asset allocations at the measurement date, by asset category, are as follows:

	Pension plans				Other benefit plans
	Target	Actual	Actual	Actual	Target	Actual	Actual	Actual
Asset category	2008	2008	2007	2006	2008	2008	2007	2006

Equity investments	64%	64%	65%	67%	37%	35%	24%	17%
Fixed income investments	35%	35%	34%	32%	63%	65%	76%	83%
Other	1%	1%	1%	1%	—%	—%	—	—

Total	100%	100%	100%	100%	100%	100%	100%	100%

2008 Scotiabank Annual Report     133

Consolidated Financial Statements

Actuarial valuations
Actuarial valuations for the Bank’s principal pension plans are generally required every three years. The most recent actuarial valuation of the Bank’s main pension plan was conducted as of November 1, 2006, and the date of the next required valuation is November 1, 2009 (this plan accounts for 69% of principal pension plans’ benefit obligation and 72% of principal pension plans’ fair value of assets). Actuarial valuations for the Bank’s principal other benefit plans are generally carried out every two to three years, with the most recent valuation completed as of July 31, 2008 for the other post-retirement benefits and July 31, 2006 for post-employment benefits. The next actuarial valuations are currently scheduled in fiscal 2009 for post-employment benefits and fiscal 2010 for post-retirement benefits.
Cash payments and contributions
In fiscal year 2008, the Bank made cash payments of $33 million (2007 — $216 million; 2006 — $404 million) to fund the principal defined benefit pension plans, including the payment of benefits to beneficiaries under the unfunded pension arrangements. The Bank also made cash payments of $57 million (2007 — $62 million; 2006 — $45 million) during the year to the principal other benefit plans, primarily in respect of benefit payments to beneficiaries under these plans. The Bank also made cash payments of $6 million (2007 — $5 million; 2006 — $3 million) to the principal defined contribution pension plans.

Earnings per common share

For the year ended October 31 ($ millions)	2008	2007	2006

Basic earnings per common share
Net income	$3,140	$4,045	$3,579
Preferred dividends paid	107	51	30

Net income available to common shareholders	$3,033	$3,994	$3,549

Average number of common shares outstanding (millions)	987	989	988

Basic earnings per common share(1)	$3.07	$4.04	$3.59

Diluted earnings per common share
Net income available to common shareholders	$3,033	$3,994	$3,549

Average number of common shares outstanding (millions)	987	989	988
Stock options potentially exercisable (millions)(2)	6	8	13

Average number of diluted common shares outstanding (millions)(3)	993	997	1,001

Diluted earnings per common share(1)	$3.05	$4.01	$3.55

(1)	Earnings per share calculations are based on full dollar and share amounts.

(2)	Reflects the potential dilutive effect of stock options granted under the Bank’s Stock Option Plans as determined under the treasury stock method.

Excludes options with Tandem SAR features as these options are expensed and recorded as liabilities. All other stock options are included in the computation.

(3)	Certain convertible instruments have not been included in the calculation since the Bank has the right to redeem them for cash prior to conversion date.

Related party transactions
In the ordinary course of business, the Bank provides normal banking services to its associated and other related corporations on terms similar to those offered to non-related parties.
     In Canada, loans are currently granted to directors, officers and employees at market terms and conditions. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to officers and employees of those foreign units at reduced rates or on preferred terms. Effective March 1, 2001, the Bank discontinued the practice of granting loans to officers and employees in Canada at reduced rates. Any of these loans granted prior to March 1, 2001, are grandfathered until maturity.
     Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Directors’ Share Purchase Plan.
     Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Commencing in fiscal 2004, the Bank no longer grants stock options to non-officer directors. Refer to Note 17 — Stock-based compensation for further details of these plans.

Segmented results of operations
Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Canadian Banking (formerly known as Domestic Banking), International Banking, and Scotia Capital.
     Canadian Banking provides a comprehensive array of retail and commercial banking services through branch and electronic delivery channels, to individuals and small to medium-sized businesses in Canada. The retail services include consumer and mortgage lending, credit and debit card services, savings, chequing and retirement products, personal trust services, retail brokerage, mutual funds and transaction services. In addition to credit, commercial clients are provided with deposit and cash management services.
     International Banking supplies retail and commercial banking services through branches, subsidiaries and foreign affiliates. The products, services and channels offered are generally the same as those in Canadian Banking.
     Scotia Capital is an integrated corporate and investment bank which services the credit, capital market and risk management needs of the Bank’s global relationships with large corporations, financial institutions and governments. The services provided include credit and related products, debt and equity underwriting, foreign exchange, derivative products, precious metals products and financial advisory services. Also, it conducts trading activities for its own account and provides short-term Canadian dollar funding for the Bank.
     The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment.
     The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in

134     2008 Scotiabank Annual Report

these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 1. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income arising from taxable and tax-exempt sources.
     Because of the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The assets and liabilities are transfer priced at wholesale market rates, and corporate expenses are allocated to each segment based on utilization. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third party and are eliminated on consolidation.

For the year ended October 31, 2008 ($ millions)
	Canadian	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$4,324	$3,315	$1,120	$(1,185)	$7,574
Provision for credit losses	399	236	(5)	—	630
Other income	2,174	1,282	707	139	4,302

Net interest and other income	6,099	4,361	1,832	(1,046)	11,246
Depreciation and amortization	159	104	25	3	291
Other non-interest expenses	3,473	2,530	912	90	7,005

Income before the undernoted:	2,467	1,727	895	(1,139)	3,950
Provision for income taxes	743	422	108	(582)	691
Non-controlling interest in net income of subsidiaries	—	119	—	—	119

Net income	$1,724	$1,186	$787	$(557)	$3,140

Preferred dividends paid					107

Net income available to common shareholders(2)					$3,033

Total average assets ($ billions)	$175	$79	$164	$37	$455

For the year ended October 31, 2007 ($ millions)
	Canadian	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$3,855	$2,762	$1,160	$(679)	$7,098
Provision for credit losses	295	101	(101)	(25)	270
Other income	2,248	1,227	1,290	627	5,392

Net interest and other income	5,808	3,888	2,551	(27)	12,220
Depreciation and amortization	158	84	23	2	267
Other non-interest expenses	3,401	2,195	990	141	6,727

Income before the undernoted:	2,249	1,609	1,538	(170)	5,226
Provision for income taxes	685	241	413	(276)	1,063
Non-controlling interest in net income of subsidiaries	—	118	—	—	118

Net income	$1,564	$1,250	$1,125	$106	$4,045

Preferred dividends paid					51

Net income available to common shareholders(2)					$3,994

Total average assets ($ billions)	$154	$66	$152	$31	$403

For the year ended October 31, 2006 ($ millions)
	Canadian	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$3,682	$2,306	$951	$(531)	$6,408
Provision for credit losses	279	60	(63)	(60)	216
Other income	1,935	939	1,437	489	4,800

Net interest and other income	5,338	3,185	2,451	18	10,992
Depreciation and amortization	143	62	23	2	230
Other non-interest expenses	3,326	1,865	932	90	6,213

Income before the undernoted:	1,869	1,258	1,496	(74)	4,549
Provision for income taxes	581	98	443	(250)	872
Non-controlling interest in net income of subsidiaries	—	98	—	—	98

Net income	$1,288	$1,062	$1,053	$176	$3,579

Preferred dividends paid					30

Net income available to common shareholders(2)					$3,549

Total average assets ($ billions)	$136	$56	$130	$29	$351

(1)	Includes revenues from all other smaller operating segments of ($224) in 2008 (2007 — $594; 2006 — $372), and net income/(loss) of ($200) in 2008 (2007 — $316; 2006 — $209). As well, includes corporate adjustments such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes of $416 in 2008 (2007 — $531; 2006 — $440), changes in the general allowance, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	Commencing in 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.

2008 Scotiabank Annual Report     135

Consolidated Financial Statements
Geographical segmentation(1)
The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

		United		Other
For the year ended October 31, 2008 ($ millions)	Canada	States	Mexico	International	Total

Net interest income	$4,471	$236	$903	$2,627	$8,237
Provision for credit losses	388	16	141	85	630
Other income	2,614	(202)	478	1,137	4,027
Non-interest expenses	4,315	200	793	1,982	7,290
Provision for income taxes	344	(98)	122	369	737
Non-controlling interest in net income of subsidiaries	—	—	9	110	119

	$2,038	$(84)	$316	$1,218	$3,488

Preferred dividends paid					97
Corporate adjustments					(358)

Net income available to common shareholders					$3,033

Total average assets ($ billions)	$293	$30	$20	$102	$445

Corporate adjustments					10

Total average assets, including corporate adjustments					$455

		United		Other
For the year ended October 31, 2007 ($ millions)	Canada	States	Mexico	International	Total

Net interest income	$4,294	$152	$887	$2,012	$7,345
Provision for credit losses	295	(91)	68	23	295
Other income	3,084	698	478	930	5,190
Non-interest expenses	4,285	224	723	1,712	6,944
Provision for income taxes	474	215	51	225	965
Non-controlling interest in net income of subsidiaries	—	—	12	106	118

	$2,324	$502	$511	$876	$4,213

Preferred dividends paid					46
Corporate adjustments					(173)

Net income available to common shareholders					$3,994

Total average assets ($ billions)	$265	$29	$21	$81	$396

Corporate adjustments					7

Total average assets, including corporate adjustments					$403

		United		Other
For the year ended October 31, 2006 ($ millions)	Canada	States	Mexico	International	Total

Net interest income	$4,029	$71	$802	$1,656	$6,558
Provision for credit losses	273	(41)	27	17	276
Other income	2,883	581	403	726	4,593
Non-interest expenses	4,110	241	630	1,448	6,429
Provision for income taxes	478	138	(17)	153	752
Non-controlling interest in net income of subsidiaries	—	—	15	83	98

	$2,051	$314	$550	$681	$3,596

Preferred dividends paid					24
Corporate adjustments					(23)

Net income available to common shareholders					$3,549

Total average assets ($ billions)	$227	$31	$21	$66	$345

Corporate adjustments					6

Total average assets, including corporate adjustments					$351

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.

136     2008 Scotiabank Annual Report

Guarantees, commitments and contingent liabilities
(a) Guarantees
A guarantee is a contract that contingently requires the guarantor to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, index or other variable, including the occurrence or non-occurrence of an event, that is related to an asset, liability or equity security held by the guaranteed party, (ii) an indemnification provided to the third party with the characteristics listed above, (iii) another entity’s failure to perform under an obligating agreement, or (iv) another entity’s failure to perform in relation to its indebtedness. The various guarantees and indemnifications that the Bank provides to its customers and other third parties are presented below.

	2008	2007
	Maximum potential	Maximum potential
	amount of future	amount of future
As at October 31 ($ millions)	payments(1)	payments(1)

Standby letters of credit and letters of guarantee	$27,808	$18,435
Liquidity facilities	18,311	22,475
Derivative instruments	1,738	1,361
Securitizations	170	170
Indemnifications	565	500

(1)	The maximum potential amount of future payments represents those guarantees that can be quantified and excludes other guarantees that cannot be quantified. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments listed above does not consider the possibility of recovery under recourse or collateral provisions, the above amounts are not indicative of future cash requirements, credit risk, or the Bank’s expected losses from these arrangements.
(i) Standby letters of credit and letters of guarantee
Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third-party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans. As at October 31, 2008, $8 million (2007 —$11 million) was included in other liabilities in the Consolidated Balance Sheet with respect to these guarantees.
(ii) Liquidity facilities
The Bank provides backstop liquidity facilities to asset-backed commercial paper conduits, administered by the Bank and by third parties. These facilities provide an alternative source of financing, in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. Generally, these facilities have a term of up to one year. Of the $18,311 million (2007 — $22,475 million) in backstop liquidity facilities provided to asset-backed commercial paper conduits, 93% (2007 — 89%) is committed liquidity for the Bank’s sponsored conduits.
     The Bank provides partial credit enhancements in the form of financial standby letters of credit to commercial paper conduits, administered by the Bank. As at October 31, 2008, these credit enhancements amounted to $1,269 million (2007 — $1,187 million) and are considered liquidity facilities in the above table. The credit enhancements are provided to ensure a high investment grade credit rating is achieved for notes issued by the conduits. Generally, these facilities have a term of up to one year. No amounts have been recorded in the Consolidated Balance Sheet with respect to these facilities.
(iii) Derivative instruments
The Bank enters into written credit derivative contracts under which a counterparty is compensated for losses on a specified referenced asset, typically a loan or bond, if a default or other defined triggering event occurs. The Bank also enters into written option contracts under which a counterparty is granted the right, but not the obligation, to sell a specified quantity of a financial instrument at a pre-determined price on or before a set date. These written option contracts are normally referenced to interest rates, foreign exchange rates or equity prices. Typically, a corporate or government entity is the counterparty to the written credit derivative and option contracts that meet the characteristics of guarantees described above. The maximum potential amount of future payments disclosed in the table above relates to written credit derivatives, puts and floors. However, these amounts exclude certain derivatives contracts, such as written caps, as the nature of these contracts prevents quantification of the maximum potential amount of future payments. As at October 31, 2008, $405 million (2007 — $57 million) was included in derivative instruments in the Consolidated Balance Sheet with respect to these derivative instruments.
(iv) Securitizations
The Bank’s revolving securitization agreements may require payments to be made to the trusts under certain limited circumstances. These guarantees will be outstanding for the remaining term to maturity of the trusts’ securitization notes, which is on average 16 months. These payments are contingent on failure to maintain a minimum pool size due to the occurrence of certain limited predefined events.
(v) Indemnifications
In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. In such contracts, the Bank may indemnify counterparties to the contracts for certain aspects of the Bank’s past conduct if other parties fail to perform, or if certain events occur, such as changes in laws and regulations (including tax legislation), changes in financial condition of third parties, infringements and breaches of representations and warranties, undisclosed liabilities, and loss caused by the actions of third parties, or as a result of litigation claims by third parties. These indemnification provisions will vary based upon the contract. In certain types of arrangements, the Bank may in turn obtain indemnifications from other parties to the arrangement or may have access to collateral under recourse provisions. In many cases, there are no pre-determined amounts or limits included in these indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the Bank cannot estimate in all cases the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities. As at October 31, 2008, $7 million (2007 — $10 million) was included in other liabilities in the Consolidated Balance Sheet with respect to indemnifications.

2008 Scotiabank Annual Report     137

Consolidated Financial Statements
(b) Other indirect commitments
In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Balance Sheet. These may include:
•	Commercial letters of credit which require the Bank to honour drafts presented by a third party when specific activities are completed;

•	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions;

•	Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. The borrower must fully collateralize the security loan at all times. The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained; and

•	Security purchase commitments which require the Bank to fund future investments.
These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.
The table below provides a detailed breakdown of the Bank’s other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Balance Sheet.

As at October 31 ($ millions)	2008(1)	2007(2)

Commercial letters of credit	$1,868	$1,186
Commitments to extend credit(2)
Original term to maturity of one year or less	68,736	67,861
Original term to maturity of more than one year	61,497	46,388
Securities lending	8,975	10,965
Security purchase and other commitments	1,986	1,676

Total	$143,062	$128,076

(1)	Amounts relating to variable interest entities are disclosed in Note 6.

(2)	Includes liquidity facilities, net of credit enhancements.
(c) Lease commitments and other executory contracts
Minimum future rental commitments at October 31, 2008, for buildings and equipment under long-term, non-cancellable leases are shown below.

For the year ($ millions)

	2009	$193
	2010	169
	2011	140
	2012	112
	2013	85
	2014 and thereafter	282

	Total	$981

Building rent expense, net of rental income from subleases, included in the Consolidated Statement of Income was $217 million (2007 — $197 million; 2006 — $181 million). In addition, the Bank and its subsidiaries have entered into certain long-term executory contracts relating to outsourced services. The significant outsourcing arrangements have variable pricing based on utilization and are cancellable with notice.
(d) Assets pledged and repurchase agreements
In the ordinary course of business, securities and other assets are pledged against liabilities. As well, securities are sold under repurchase agreements. Details of these activities are shown below.

As at October 31 ($ millions)	2008	2007

Assets pledged to:
Bank of Canada(1)	$20	$30
Foreign governments and central banks(1)	12,123	3,011
Clearing systems, payment systems and depositories(1)	1,498	1,629
Assets pledged in relation to exchange-traded derivative transactions	284	179
Assets pledged as collateral related to securities borrowed, and securities lent	22,237	29,585
Assets pledged in relation to over-the-counter derivative transactions	7,382	4,049
Other	1,764	1,692

Total assets pledged	$45,308	$40,175
Obligations related to securities sold under repurchase agreements	36,506	28,137

Total	$81,814	$68,312

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or pledged or lodged to have access to the facilities of central banks in foreign jurisdictions.

138     2008 Scotiabank Annual Report

(e) Litigation
In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants.
     In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be; however, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the consolidated financial position, or results of operations of the Bank.

Financial instruments — risk management
The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and asset/liability management purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank has a comprehensive risk management framework to monitor, evaluate and manage these risks. This risk management framework has four main components, as follows:
•	extensive risk management policies define the Bank’s risk appetite, set the limits and controls within which the Bank and its subsidiaries can operate, and reflect the requirements of regulatory authorities. These policies are approved by the Bank’s Board of Directors, either directly or through the Executive and Risk Committee, (the Board);

•	guidelines are developed to clarify risk limits and conditions under which the Bank’s risk policies are implemented;

•	processes are implemented to identify, evaluate, document, report and control risk. Standards define the breadth and quality of information required to make a decision; and

•	compliance with risk policies, limits and guidelines is measured, monitored and reported to ensure consistency against defined goals.
     Further details on the fair value of financial instruments and how these amounts were determined are provided in Note 25. Note 27 provides details on the terms and conditions of the Bank’s derivative financial instruments including notional amounts, remaining term to maturity, credit risk, and fair values of derivatives used in trading activities and asset/liability management including hedging.
(a) Credit risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. The Bank’s credit risk strategy and credit risk policy are developed by its Global Risk Management (GRM) department and are reviewed and approved by the Board on an annual basis. The credit risk strategy defines target markets and risk tolerances that are developed at an all-Bank level, and then further refined at the business line level. The objectives of the credit risk strategy are to ensure that, for the Bank, including the individual business lines:
•	target markets and product offerings are well defined;

•	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and

•	transactions, including origination, syndication, loan sales and hedging, are managed in a manner to ensure the goals for the overall portfolio are met.
     The credit risk policy sets out, among other things, the credit risk rating systems and associated parameter estimates, the delegation of authority for granting credit, the calculation of the allowance for credit losses and the authorization of writeoffs. It forms an integral part of enterprise-wide policies and procedures that encompass governance, risk management and control structure.
     The Bank’s credit risk rating systems are designed to support the determination of key credit risk parameter estimates which measure credit and transaction risk. For non-retail exposures, parameters are associated with each credit facility through the assignment of borrower and transaction ratings. Borrower risk is evaluated using methodologies that are specific to particular industry sectors and/or business lines. The risk associated with facilities of a given borrower is assessed by considering the facilities’ structural and collateral-related elements. For retail portfolios, each exposure has been assigned to a particular pool (real estate secured, other retail — term lending, unsecured revolving) and within each pool to a risk grade. This process provides for a meaningful differentiation of risk, and allows for appropriate and consistent estimation of loss characteristics at the pool and risk grade level. Further details on credit risk relating to derivatives are provided in Note 27(c).

2008 Scotiabank Annual Report     139

Consolidated Financial Statements
(i) Credit risk exposures
Credit risk exposures disclosed below are presented based on Basel II approaches utilized by the Bank. All material portfolios in Canada, US and Europe are treated under the advanced internal ratings based approach (AIRB) and the remaining portfolios including other international portfolios are treated under the Standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience, for probability of default (PD), loss given default (LGD) and exposure at default (EAD), as defined below:
•	EAD: Generally represents the expected gross exposure outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.

•	PD: Measures the likelihood that a borrower will default within a 1-year time horizon, expressed as a percentage.

•	LGD: Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.
     Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel II framework either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures. Standardized risk weights also takes into account other factors such as specific provisions for defaulted exposures, eligible collateral, and loan-to-value for real estate secured retail exposures.

	Exposure at default(1)
		Undrawn	Other
As at October 31 ($ millions)	Drawn(2)	commitments	exposures(3)	Total

By counterparty type
Non-retail
AIRB portfolio
Corporate	$68,024	$39,855	$52,400	$160,279
Bank	23,736	16,480	29,256	69,472
Sovereign(4)	46,111	4,038	3,149	53,298

	137,871	60,373	84,805	283,049

Standardized portfolio
Corporate	49,593	4,079	2,542	56,214
Bank	9,276	109	361	9,746
Sovereign	11,754	309	5	12,068

	70,623	4,497	2,908	78,028

Total non-retail	$208,494	$64,870	$87,713	$361,077

Retail
AIRB portfolio
Real estate secured	$78,423	$221	$—	$78,644
Qualifying revolving	12,051	7,076	—	19,127
Other retail	9,754	23	—	9,777

	100,228	7,320	—	107,548

Standardized portfolio
Real estate secured	23,697	—	—	23,697
Other retail	13,699	220	—	13,919

	37,396	220	—	37,616

Total retail	$137,624	$7,540	—	$145,164

Total	$346,118	$72,410	$87,713	$506,241

By geography(5)
Canada	$199,672	$44,376	$34,722	$278,770
United States	34,262	17,949	37,240	89,451
Mexico	13,858	332	947	15,137
Other International
Europe	26,298	4,637	8,551	39,486
Caribbean	27,085	1,632	2,071	30,788
Latin America (excluding Mexico)	20,751	844	1,058	22,653
All Other	24,192	2,640	3,124	29,956

Total	$346,118	$72,410	$87,713	$506,241

(1)	After credit risk mitigation, Basel II approaches, excludes available-for-sale equity securities and other assets.

(2)	Includes loans, acceptances, deposits with banks and available-for-sale debt securities.

(3)	Not applicable for retail exposures. Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements, securities lending and securities borrowing), net of related collateral.

(4)	AIRB drawn and undrawn exposures include government guaranteed mortgages.

(5)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.

140     2008 Scotiabank Annual Report

Balance sheet asset categories cross-referenced to credit risk exposures
The table below provides a mapping of on-balance sheet asset categories that are included in the various Basel II exposure categories as presented in the credit exposure summary table on page 140 of these financial statements. The amounts for Basel II purposes do not include certain assets such as cash, precious metals, available-for-sale equity securities and other assets. Also excluded from Basel II credit exposures are all trading book assets and assets of the Bank’s insurance subsidiaries.

	Balance sheet asset exposures
	Drawn(1)			Other exposures
					Repo-style
As at October 31, 2008 ($ millions)	Non-retail		Retail	Securitization	transactions	Derivatives

Deposits with banks	$28,208		$—	$—	$5,132	$—
Available-for-sale debt securities	20,201		6,066	9,724	—	—
Residential mortgages	33,959	(2)	80,836	—	—	—
Personal and credit cards loans	—		50,603	—	—	—
Securities purchased under resale agreements	—		—	—	19,445	—
Business and government loans	114,157		—	194	3,228	—
Customers’ liability under acceptances	11,969		—	—	—	—
Derivative instruments	—		—	—	—	44,810
Other assets	—		119	—	—	—

Total	$208,494		$137,624	$9,918	$27,805	$44,810

(1)	Gross of allowances for credit losses for AIRB exposures and net of specific allowances for standardized exposures.

(2)	Includes $33.2 billion in mortgages guaranteed by Canada Mortgage Housing Corporation.
(ii) Credit quality of non-retail exposures
Credit decisions are made based upon an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: the borrower’s management; the borrower’s current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; and geopolitical risk. Banking units and Global Risk Management also review the credit quality of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio.
     The Bank’s non-retail portfolio is well diversified by industry. As at October 31, 2008, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies.
Internal grades are used to differentiate the risk of default of borrower. The following table cross references the Bank’s internal borrower grades with equivalent ratings categories utilized by external rating agencies:

Cross referencing of internal ratings to external ratings
Equivalent External Ratings
Internal Grades	Moodys	S&P

Investment grade
99 - 98	Aaa to Aa1	AAA to AA+
95 - 90	Aa2 to A3	AA to A-
87 - 83	Baa1 to Baa3	BBB+ to BBB-

Non-investment grade
80 - 75	Ba1 to Ba3	BB+ to BB-
73 - 70	B1 to B3	B+ to B-

Watch List
65 - 30
Default
27 - 21

2008 Scotiabank Annual Report     141

Consolidated Financial Statements
Non-retail AIRB portfolio
The credit quality of the non-retail AIRB portfolio, expressed in terms of risk categories of borrower internal grades is shown in the table below:

As at October 31 ($ millions)	Exposure at default(1)
		Undrawn	Other
Category of internal grades	Drawn	commitments	exposures(2)	Total

Investment grade	$65,615	$44,629	$78,660	$188,904
Non-investment grade	36,757	12,266	5,568	54,591
Watch list	2,009	379	348	2,736
Default	258	28	11	297

Total, excluding residential mortgages	$104,639	$57,302	$84,587	$246,528
Government guaranteed residential mortgages(3)	33,232	3,071	—	36,303

Total	$137,871	$60,373	$84,587	$282,831

(1)	After credit risk mitigation.

(2)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, derivatives, securitizations (excluding first loss protection of $218) and repo-style transactions (reverse repurchase agreements, repurchase agreements and securities lending and borrowing), net of related collateral.

(3)	Under Basel II, these exposures are classified as sovereign exposure and included in the non-retail category.
Non-retail standardized portfolio
Non-retail standardized portfolio as at October 31, 2008 comprised of drawn, undrawn and other exposures to corporate, bank and sovereign counterparties amounted to $78 billion. Exposures to most Corporate / Commercial counterparties mainly in the Caribbean and Latin American region, are to non-investment grade counterparties based on the Bank’s internal grading systems.
(iii) Credit quality of retail exposures
The Bank’s credit underwriting methodology and risk modeling in Canada is customer rather than product focused. Generally, decisions on consumer loans are based on risk ratings, which are generated using predictive scoring models. Individual credit requests are processed by proprietary adjudication software designed to calculate the maximum debt for which a customer qualifies.
     The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. As at October 31, 2008, the amount of retail loans that were past due but not impaired was not significant.
Retail AIRB portfolio
The data in the table below provides a distribution of the retail AIRB exposure within each PD grade by exposure class:

As at October 31 ($ millions)			Exposure at default(1)
		Real estate secured		Qualifying	Other
Category of (PD) grades	PD range	Mortgages	Line of credit	revolving	retail	Total

Very low	0.0000 - 0.2099%	$49,440	$12,513	$7,755	$4,506	$74,214
Low	0.2100 - 0.4599%	8,204	1,039	3,860	2,071	15,174
Medium	0.4600 - 3.1999%	5,921	849	6,406	2,686	15,862
High	3.2000 - 17.2899%	342	227	599	300	1,468
Very high	17.2900 - 99.9999%	—	—	395	123	518
Default	100%	93	16	112	91	312

Total		$64,000	$14,644	$19,127	$9,777	$107,548

(1)	After credit risk mitigation.
Retail standardized portfolio
Retail standardized portfolio of $38 billion as at October 31, 2008 was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the $38 billion standardized retail exposures, $24 billion was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.
142     2008 Scotiabank Annual Report

(iv) Collateral
Collateral held
In the normal course of business, the Bank receives collateral on certain transactions to reduce its exposure to counterparty credit risk. The Bank is normally permitted to sell or repledge the collateral it receives under terms that are common and customary to standard derivative, securities borrowing and lending, and other lending activities.
Collateral pledged
In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Note 23(d) details the nature and extent of the Bank’s asset pledging activities. Asset pledging transactions are conducted under terms that are common and customary to standard derivative, securities borrowing and lending, and other lending activities. Standard risk management controls are applied with respect to asset pledging.
(b) Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk through its weekly meetings.
     The key elements of the Bank’s liquidity risk management framework include:
•	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;

•	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;

•	large holdings of liquid assets to support its operations, (see table below) which can generally be sold or pledged to meet the Bank’s obligations;

•	liquidity stress testing, including Bank-specific, Canada-systemic, and global-systemic scenarios; and

•	liquidity contingency planning.
     The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.
(i) Liquid assets
The table below shows the Bank’s liquid assets:

	2008
	Canadian	Foreign
As at October 31 ($ millions)	dollar	currency	Total

Cash and deposits with the Bank of Canada	$498	$3,064	$3,562
Deposits with other banks	1,654	32,102	33,756
Securities	46,558	21,298	67,856
Call and short loans	—	1,087	1,087

	$48,710	$57,551	$106,261

Liquid assets as a % of total assets			20.9%

(ii) Contractual maturities
The table below shows the contractual maturities of certain of the Bank’s financial liabilities:

	2008
	Payable on	Payable after	Payable in less	Payable in one	Payable in greater
As at October 31 ($ millions)	demand	notice	than one year	to five years	than five years	Total

Deposits	$37,157	$52,312	$186,818	$63,659	$6,634	$346,580
Subordinated debentures	—	—	—	252	4,100	4,352
Capital instrument liabilities	—	—	—	—	500	500

Total	$37,157	$52,312	$186,818	$63,911	$11,234	$351,432

(iii) Commitments to extend credit
In the normal course of business, the Bank enters into commitments to extend credit in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. These commitments, which are not reflected on the Consolidated Balance Sheet, are subject to normal credit standards, financial controls and monitoring procedures. As at October 31, 2008, the majority of commitments to extend credit had a remaining term to maturity of less than one year.
(iv) Derivative instruments
The Bank is subject to liquidity risk relating to its use of derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. The maturity profile of the notional amounts of the Bank’s derivative instruments is summarized in Note 27(b).

2008 Scotiabank Annual Report     143

Consolidated Financial Statements
(c) Market risk
Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility. Market risk is subject to extensive risk management controls, and is managed within the framework of market risk policies and limits approved by the Board. The LCO and Market Risk Management and Policy Committee oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures.
     The Bank uses a variety of metrics and models to measure and control market risk exposures. The measurements used are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), stress testing, sensitivity analysis and simulation modeling, and gap analysis. The Board reviews results from these metrics quarterly. Models are independently validated internally prior to implementation and are subject to formal periodic review.
     VaR is a statistical measure that estimates the potential loss in value of the Bank’s trading positions due to adverse market movements over a defined time horizon with a specified confidence level. The quality of the Bank’s VaR is validated by regular back testing analysis, in which the VaR is compared to theoretical and actual profit and loss results. To complement VaR, the Bank also uses stress testing to examine the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can absorb potential losses from abnormal events. The Bank subjects its trading portfolios to more than 75 stress tests on a daily basis, and more than 200 stress tests on a monthly basis.
     Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of assets and liabilities. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers. Gap analysis is used to assess the interest rate sensitivity of the Bank’s retail, wholesale banking and international operations. Under gap analysis, interest rate-sensitive assets, liabilities and derivative instruments are assigned to defined time periods, on the earlier of contractual repricing or maturity dates on the basis of expected repricing dates.
(i) Interest rate risk
Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer. The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank’s funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to income and economic value of shareholders’ equity. The income limit measures the effect of a specified shift in interest rates on the Bank’s annual net income, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap limits.
144     2008 Scotiabank Annual Report

Interest rate sensitivity gap
The following table summarizes carrying amounts of balance sheet assets, liabilities and equity, and derivative instrument notional amounts in order to arrive at the Bank’s interest rate gap based on the earlier of contractual repricing or maturity dates. To arrive at the Bank’s view of its effective interest rate gap, adjustments are made to factor in expected mortgage and loan repayments based on historical patterns and reclassify the Bank’s trading instruments to the Immediately rate sensitive and Within 3 months categories.

	Immediately	Within	Three to	One to	Over	Non-rate
As at October 31, 2008 ($ millions)	rate sensitive(1)	3 months	12 months	5 years	5 years	sensitive		Total

Cash resources	$700	$26,552	$4,570	$468	$17	$5,011		$37,318
Trading securities	—	3,424	4,847	10,988	9,747	19,286		48,292
Securities, other than trading	1,111	6,701	4,858	15,920	7,022	4,131	(2)	39,743
Securities purchased under resale agreements	—	18,974	477	—	—	—		19,451
Loans	37,355	140,070	31,571	72,144	7,672	(132	)(3)	288,680
Other assets	—	—	—	—	—	74,141	(4)	74,141

Total assets	$39,166	$195,721	$46,323	$99,520	$24,458	$102,437		$507,625

Deposits	$36,052	$198,212	$45,561	$51,215	$3,046	$12,494		$346,580
Obligations related to securities sold under repurchase agreements	—	35,998	508	—	—	—		36,506
Obligations related to securities sold short	—	751	563	3,296	6,445	645		11,700
Subordinated debentures	—	—	586	3,228	538	—		4,352
Capital instrument liabilities	—	—	—	500	—	—		500
Other liabilities	—	—	—	—	—	86,345	(4)	86,345
Shareholders’ equity	—	—	—	—	—	21,642	(4)	21,642

Total liabilities and shareholders’ equity	$36,052	$234,961	$47,218	$58,239	$10,029	$121,126		$507,625

On-balance sheet gap	3,114	(39,240)	(895)	41,281	14,429	(18,689)		—
Derivative instruments	—	12,400	(2,321)	(10,486)	407	—		—

Interest rate sensitivity gap based on contractual repricing	3,114	(26,840)	(3,216)	30,795	14,836	(18,689)		—
Adjustment to expected repricing	10,013	36,501	(6,716)	(27,657)	(6,531)	(5,610)		—
Total interest rate sensitivity gap	$13,127	$9,661	$(9,932)	$3,138	$8,305	$(24,299)		$—
Cumulative gap	$13,127	$22,788	$12,856	$15,994	$24,299	$—		$—

As at October 31, 2007 ($ millions)

Total interest rate sensitivity gap(5)	$17,493	$(2,865)	$(6,980)	$14,858	$2,614	$(25,120)		$—
Cumulative gap(5)	$17,493	$14,628	$7,648	$22,506	$25,120	$—		$—

(1)	Represents those financial instruments whose interest rates change concurrently with a change in the underlying interest rate basis, for example, prime rate loans.

(2)	This represents common shares, preferred shares, and equity accounted investments.

(3)	This represents net impaired loans, less the general allowance.

(4)	This includes non-financial instruments.

(5)	Certain comparative amounts have been reclassified to conform with current period presentation.

2008 Scotiabank Annual Report      145

Consolidated Financial Statements
Average effective yields by the earlier of the contractual repricing or maturity dates
The following tables summarize average effective yields, by the earlier of the contractual repricing or maturity dates, for the following interest rate-sensitive financial instruments:

	Immediately	Within	Three to	One to	Over
As at October 31, 2008	rate sensitive	3 months	12 months	5 years	5 years	Total

Cash resources	3.1%	2.2%	5.1%	3.2%	2.7%	2.6%
Trading securities	—	4.4	2.9	4.6	5.2	4.5
Securities, other than trading(2)	4.0	4.9	4.6	4.7	6.6	5.1
Securities purchased under resale agreements	—	3.6	3.2	—	—	3.6
Loans(3)	5.6	5.2	5.7	6.0	7.9	5.6

Deposits(4)	2.9	3.3	3.8	4.6	3.1	3.5
Obligations related to securities sold under repurchase agreements(4)	—	3.3	5.6	—	—	3.3
Obligations related to securities sold short	—	1.7	2.0	2.9	4.3	3.6
Subordinated debentures(4)	—	—	4.8	5.5	5.6	5.4	(1)
Capital instrument liabilities(4)	—	—	—	7.3	—	7.3

	Immediately	Within	Three to	One to	Over
As at October 31, 2007	rate sensitive	3 months	12 months	5 years	5 years	Total

Cash resources	4.9%	4.4%	5.2%	4.7%	5.0%	4.6%
Trading securities	—	6.5	4.9	5.0	5.7	5.5
Securities, other than trading(2)	5.5	5.1	5.4	5.5	6.2	5.6
Securities purchased under resale agreements	—	4.9	5.3	—	—	4.9
Loans(3)	6.6	6.5	6.1	5.8	8.2	6.3

Deposits(4)	3.8	4.3	4.4	4.0	4.1	4.2
Obligations related to securities sold under repurchase agreements(4)	—	5.2	5.4	—	—	5.2
Obligations related to securities sold short	—	4.1	4.3	4.0	4.6	4.3
Subordinated debentures(4)	—	—	5.9	5.6	8.6	6.6	(1)
Capital instrument liabilities(4)	—	—	—	7.3	—	7.3

(1)	After adjusting for the impact of related derivatives, the yield was 5.4% (2007 — 5.5%).

(2)	Yields are based on cost or amortized cost and contractual interest or stated dividend rates adjusted for amortization of premiums and discounts. Yields on tax-exempt securities have not been computed on a taxable equivalent basis.

(3)	Yields are based on book values, net of allowance for credit losses, and contractual interest rates, adjusted for the amortization of any unearned income.

(4)	Yields are based on book values and contractual rates.
Interest rate sensitivity
Based on the Bank’s interest rate positions as at October 31, 2008, the following table shows the potential after-tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 basis point increase and decrease in interest rates across all currencies.

	2008 increase (decrease)
		Economic
As at October 31 ($ millions)	Net income	value of equity

100 bp increase	$89.3	$(372.5)
100 bp decrease	$(99.5)	$345.8

146     2008 Scotiabank Annual Report

(ii) Non-trading foreign currency risk
Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates. Non-trading foreign currency risk, also referred to as structural foreign exchange risk, arises primarily from Bank’s net investments in self-sustaining foreign operations and is controlled by a Board-approved limit. This limit considers potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the LCO reviews the Bank’s exposures to these net investments. The Bank may fully or partially hedge this exposure by funding the investments in the same currency, or by using other financial instruments, including derivatives.
     The Bank is subject to foreign currency risk on the earnings of its foreign operations. To manage this risk, foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, are projected over a number of future fiscal quarters. The LCO assesses economic data and forecasts to decide on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps.
     As at October 31, 2008, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $38 million in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $174 million as at October 31, 2008, net of hedging.
(iii) Equity risk
Equity risk is the risk of loss due to adverse movements in equity prices. Equity price risk is often classified into two categories: general equity risk, which refers to the sensitivity of an instrument or portfolio’s value to changes in the overall level of equity prices, and specific equity risk, which refers to that portion of an individual equity instrument’s price volatility that is determined by entity-specific characteristics.
     The Bank is exposed to equity risk through its equity investment portfolios, which are controlled by Board-approved portfolio, VaR, and stress-test limits. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds.
     The majority of the Bank’s equity investment portfolios are managed by Group Treasury under the strategic direction of the LCO. Group Treasury delegates the management of a portion of equity and equity-related portfolios to Scotia Cassels Investment Counsel Limited and other external fund managers to take advantage of these fund managers’ expertise in particular market niches and products.
     The fair value of available-for-sale equity securities is shown in Note 3.
(iv) Trading portfolio risk management
The Bank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.
     Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies and limits, including aggregate VaR and stress testing limits.
     Trading portfolios are marked-to-market in accordance with the Bank’s valuation policies. Positions are marked-to-market daily and valuations are independently reviewed by back office or GRM units on a regular basis. These units also provide profit and loss reporting, as well as VaR and limit compliance reporting to business unit management and executive management for evaluation and action as appropriate. VaR is calculated daily using a 99% confidence level, a one-day holding period and historical simulations based on 300 days of market data. This means that, on average, the trading book may lose more than the VaR about once every 100 days. The table below shows the Bank’s VaR by risk factor:
One-day VaR by risk factor

	As at	For the year ended
	October 31,	October 31, 2008
($ millions)	2008	Average	High	Low

Interest rate	$23.8	$14.2	$25.0	$9.7
Equities	4.9	4.8	24.9	2.1
Foreign exchange	1.7	1.1	4.7	0.4
Commodities	3.4	3.1	4.7	1.9
Diversification	(7.3)	(6.4)	N/A	N/A

All-Bank VaR	$26.5	$16.8	$30.4	$10.8

2008 Scotiabank Annual Report     147

Consolidated Financial Statements

Financial instruments — fair value
Fair value is normally defined as the amount of consideration that would be agreed upon in an arms-length transaction between knowledgeable, willing parties who are under no compulsion to act. The best evidence of fair value is quoted bid or ask prices in an active market. Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models, normally with observable market-based inputs, are used to estimate fair value. Financial instruments traded in a less active market have been valued using indicative market prices, present value or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgement is required for valuation purposes. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values.
     Changes in interest rates and credit spreads are the main cause of changes in the fair value of the Bank’s financial instruments resulting in a favourable or unfavourable variance compared to book value. For the Bank’s financial instruments carried at cost or amortized cost, the carrying value is not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For available-for-sale securities, derivatives and financial instruments held for trading purposes, the carrying value is adjusted regularly to reflect the fair value.
     The book value of certain financial assets and financial liabilities that are carried at cost or amortized cost may exceed their fair value due primarily to changes in interest rates and credit spreads. In such instances, the Bank does not reduce the book value of these financial assets and financial liabilities to their fair value as it is the Bank’s intention to hold them until there is a recovery of fair value, which may be to maturity.
Fair value of financial instruments
The following table sets out the fair values of financial instruments of the Bank using the valuation methods and assumptions described below. The fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments, such as land, buildings and equipment.

	2008			2007
	Total	Total	Favourable/	Total	Total	Favourable/
	fair	carrying	(Unfavour-	fair	carrying	(Unfavour-
As at October 31 ($ millions)	value	value	able)	value	value	able)

Assets:
Cash resources	$37,318	$37,318	$—	$29,195	$29,195	$—
Securities	88,035	88,035	—	88,835	88,835	—
Securities purchased under resale agreements	19,451	19,451	—	22,542	22,542	—
Loans	288,624	288,680	(56)	226,731	227,147	(416)
Customers’ liability under acceptances	11,969	11,969	—	11,538	11,538	—
Derivative Instrument (Note 27)	44,810	44,810	—	21,960	21,960	—
Other	7,396	7,396	—	4,180	4,180	—
Liabilities:
Deposits	347,242	346,580	(662)	288,726	288,458	(268)
Acceptances	11,969	11,969	—	11,538	11,538	—
Obligations related to securities sold under repurchase agreements	36,506	36,506	—	28,137	28,137	—
Obligations related to securities sold short	11,700	11,700	—	16,039	16,039	—
Other	29,805	29,805	—	20,722	20,722	—
Subordinated debentures	4,155	4,352	197	1,788	1,710	(78)
Capital instrument liabilities	522	500	(22)	529	500	(29)
Derivatives Instruments (Note 27)	42,811	42,811	—	24,689	24,689	—

Determination of fair value
The following methods and assumptions were used to estimate the fair values of financial instruments (refer to Note 27(d) for fair value of derivative instruments).
     The fair values of cash resources, securities purchased under resale agreements, customers’ liability under acceptances, other assets, obligations related to securities sold under repurchase agreements, acceptances and other liabilities are assumed to approximate their carrying values, due to their short-term nature.
     Fair values of securities are disclosed in Note 3 for those securities that have quoted market prices; for available-for-sale equity securities that have no quoted market prices, the amounts reflected in the table above include such securities at cost. The fair value of obligations related to securities sold short is assumed to be equal to their book value as they are carried at fair value. These fair values are based on quoted prices, when available. When a quoted price is not readily available, fair values are estimated using quoted market prices of similar securities, or other valuation techniques.
     The estimated fair value of loans reflects changes in the general level of interest rates that have occurred since the loans were originated. The particular valuation methods used are as follows:
•	For floating rate loans, potential adjustments for credit spread changes are not considered when estimating fair values. Therefore, fair value is assumed to be equal to book value.

•	For all other loans, fair value is determined by discounting the expected future cash flows of these loans at market rates for loans with similar terms and risks.
     The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date are not adjusted for credit spread changes. Therefore, fair value is assumed to equal book value for these types of deposits. The estimated fair values of fixed-rate deposits payable on a fixed date are determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and risks.
     The fair values of subordinated debentures and capital instrument liabilities are determined by reference to quoted market prices. When quoted market prices are not available, fair values are estimated using current market prices for debt with similar terms and risks.
148     2008 Scotiabank Annual Report

Items designated as trading
The Bank has elected to designate certain portfolios of assets and liabilities as trading which are carried at fair value with changes in fair values recorded in income.
     The Bank’s trading operations transact credit derivatives for customers. The Bank may purchase the underlying loan(s) from another counterparty to economically hedge the derivative exposure. As a result, the Bank significantly reduces or eliminates an accounting mismatch between the two instruments. The fair value of these loans was $7.5 billion as at October 31, 2008 (October 31, 2007 — $4.1 billion; November 1, 2006 — $3.3 billion). The change in fair value that was recorded through trading income for the year ended October 31, 2008 was a loss of $1,765 million (October 31, 2007 — gain of $234 million). These changes in fair value were substantially offset by the changes in the fair value of the related credit derivatives.
     The Bank’s trading operations purchase loan assets in specifically authorized portfolios for which performance is evaluated on a fair value basis. The fair value of these loans was $56 million as at October 31, 2008 (October 31, 2007 — $151 million; November 1, 2006 — $164 million). The change in fair value that was recorded through trading income for the year ended October 31, 2008 was a loss of $3 million (October 31, 2007 — gain of $11 million).
     The Bank has classified certain debt and equity investments as trading securities to reduce an accounting mismatch between these assets and fair value changes in related derivatives. The fair value of these trading securities was $565 million as at October 31, 2008 (October 31, 2007 — $39 million; November 1, 2006 — nil). The change in fair value that was recorded through trading income for the year ended October 31, 2008 was a loss of $41 million (October 31, 2007 — loss of less than $1 million).
     The Bank has classified certain deposit note liabilities containing extension features as trading, in order to significantly reduce an accounting mismatch between these liabilities and fair value changes in related derivatives. The fair value of these liabilities was $297 million as at October 31, 2008 (October 31, 2007 — $847 million; November 1, 2006 — $785 million). The change in fair value that was recorded through net interest income for the year ended October 31, 2008 was a loss of $15 million (October 31, 2007 — gain of $4 million). The change in fair value, which is mainly attributable to changes in interest rates, was substantially offset by the change in fair value of the related derivatives. As at October 31, 2008, the Bank is contractually obligated to pay $295 million to the holders of the notes at maturity (October 31, 2007 — $853 million; November 1, 2006 — $789 million).

Derivative instruments
(a) Notional amounts
The following table provides the aggregate notional amounts of derivative instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those used in the Bank’s asset/liability risk management process (ALM), which includes derivatives designated in hedging relationships. The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged. Credit derivatives within other derivative contracts are comprised primarily of purchased and sold credit default swap transactions. To a lesser extent, this category also includes total return swaps referenced to loans and debt securities. Other derivative contracts — other includes precious metals other than gold, and other commodities including base metal derivatives.

	2008			2007
As at October 31 ($ millions)	Trading	ALM	Total	Trading	ALM	Total

Interest rate contracts
Exchange-traded:
Futures	$65,209	$6,750	$71,959	$74,620	$12,706	$87,326
Options purchased	20,045	—	20,045	3,378	—	3,378
Options written	24,604	—	24,604	9,702	—	9,702

	109,858	6,750	116,608	87,700	12,706	100,406

Over-the-counter:
Forward rate agreements	30,509	1,404	31,913	23,387	9,688	33,075
Swaps	649,302	92,430	741,732	468,382	96,883	565,265
Options purchased	49,984	2,383	52,367	49,378	5,663	55,041
Options written	37,700	1,375	39,075	28,192	353	28,545

	767,495	97,592	865,087	569,339	112,587	681,926

Total	$877,353	$104,342	$981,695	$657,039	$125,293	$782,332

Foreign exchange and gold contracts
Exchange-traded:
Futures	$4,239	$—	$4,239	$9,548	$—	$9,548
Options purchased	293	—	293	56	—	56
Options written	262	—	262	72	—	72

	4,794	—	4,794	9,676	—	9,676

Over-the-counter:
Spot and forwards	261,911	24,279	286,190	254,239	13,158	267,397
Swaps	84,695	42,310	127,005	63,345	34,168	97,513
Options purchased	4,358	—	4,358	2,567	—	2,567
Options written	4,646	—	4,646	2,526	—	2,526

	355,610	66,589	422,199	322,677	47,326	370,003

Total	$360,404	$66,589	$426,993	$332,353	$47,326	$379,679

Other derivative contracts
Equity: over-the-counter	$22,921	$2,931	$25,852	$34,382	$3,928	$38,310
Credit: over-the-counter	119,583	816	120,399	79,135	1,490	80,625
Other	6,959	43	7,002	6,078	43	6,121

Total	$149,463	$3,790	$153,253	$119,595	$5,461	$125,056

Total notional amounts outstanding	$1,387,220	$174,721	$1,561,941	$1,108,987	$178,080	$1,287,067

2008 Scotiabank Annual Report     149

Consolidated Financial Statements
(b) Remaining term to maturity
The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative instruments by type:

	Within	One to	Over
As at October 31, 2008 ($ millions)	1 year	5 years	5 years	Total

Interest rate contracts
Futures	$58,968	$12,991	$—	$71,959
Forward rate agreements	31,913	—	—	31,913
Swaps	257,450	353,842	130,440	741,732
Options purchased	58,651	13,169	592	72,412
Options written	47,497	11,987	4,195	63,679

	454,479	391,989	135,227	981,695

Foreign exchange and gold contracts
Futures	2,602	1,637	—	4,239
Spot and forwards	275,526	9,875	789	286,190
Swaps	38,984	52,889	35,132	127,005
Options purchased	4,302	349	—	4,651
Options written	4,524	384	—	4,908

	325,938	65,134	35,921	426,993

Other derivative contracts

Equity	19,485	6,035	332	25,852
Credit	12,337	48,354	59,708	120,399
Other	4,862	2,140	—	7,002

	36,684	56,529	60,040	153,253

Total	$817,101	$513,652	$231,188	$1,561,941

	Within	One to	Over
As at October 31, 2007 ($ millions)	1 year	5 years	5 years	Total

Interest rate contracts
Futures	$43,804	$43,522	$—	$87,326
Forward rate agreements	32,677	398	—	33,075
Swaps	188,392	270,222	106,651	565,265
Options purchased	49,353	8,780	286	58,419
Options written	26,151	7,829	4,267	38,247

	340,377	330,751	111,204	782,332

Foreign exchange and gold contracts
Futures	5,731	3,817	—	9,548
Spot and forwards	257,560	9,045	792	267,397
Swaps	13,905	55,922	27,686	97,513
Options purchased	2,547	76	—	2,623
Options written	2,502	96	—	2,598

	282,245	68,956	28,478	379,679

Other derivative contracts

Equity	34,432	3,474	404	38,310
Credit	9,447	28,472	42,706	80,625
Other	3,656	2,465	—	6,121

	47,535	34,411	43,110	125,056

Total	$670,157	$434,118	$182,792	$1,287,067

150      2008 Scotiabank Annual Report

(c) Credit risk
As with other financial assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of other financial assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, credit risk of derivatives is represented by the positive fair value of the instrument.
     Negotiated over-the-counter derivatives often present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.
     The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and manages its credit risk for derivatives through the same credit risk process applied to other financial assets.
     The Bank pursues opportunities to reduce its exposure to credit losses on derivative instruments. These opportunities include entering into master netting arrangements with counterparties. The credit risk associated with favourable contracts is eliminated by a master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.
     To control credit risk associated with derivatives, the Bank uses the same credit risk management activities and procedures that are used in the lending business in assessing and adjudicating potential credit exposure.
     The Bank applies limits to each counterparty, measures exposure as the current positive fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization. Investment grade counterparties account for a significant portion of the credit risk exposure arising from the Bank’s derivative transactions as at October 31, 2008.
     Derivative instruments used by the Bank include credit derivatives in its investment and loan portfolios: credit protection is sold as an alternative to acquire exposure to bond or loan assets, while credit protection is bought to manage or mitigate credit exposures.
The following table summarizes the credit exposure of the Bank’s over-the-counter derivatives. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts without taking into account any master netting or collateral arrangements that have been made. The CRA does not reflect actual or expected losses.
     The credit equivalent amount (CEA) is the CRA plus an add-on for potential future exposure. The add-on amount is based on a formula prescribed in the Capital Adequacy Guideline of the Superintendent. The risk-weighted balance is calculated by multiplying the CEA by the capital requirement (K) times 12.5, where K is a function of the probability of default (PD), loss given default (LGD), maturity and prescribed correlation factors. Other derivative contracts — other includes precious metals other than gold, and other commodities including base metal derivatives.

	2008			2007
				Credit
		Credit risk	Potential	equivalent			Credit
		amount	future	amount	Credit risk		equivalent
	Notional	(CRA)	exposure	(CEA)	amount		amount
As at October 31 ($ millions)	amount	(a)	(b)	(a) + (b)	(CRA)		(CEA)

Interest rate contracts
Futures	$71,959	$—	$—	$—	$—		$—
Forward rate agreements	31,913	20	—	20	9		17
Swaps	741,732	10,197	3,438	13,635	3,470		6,218
Options purchased	72,412	351	75	426	147		195
Options written	63,679	—	—	—	—		—

	981,695	10,568	3,513	14,081	3,626		6,430

Foreign exchange and gold contracts
Futures	4,239	—	—	—	—		—
Spot and forwards	286,190	13,053	2,910	15,963	7,579		10,264
Swaps	127,005	6,662	5,670	12,332	8,652		13,664
Options purchased	4,651	375	60	435	158		188
Options written	4,908	—	—	—	—		—

	426,993	20,090	8,640	28,730	16,389		24,116

Other derivative contracts
Equity	25,852	1,936	1,527	3,463	667		2,986
Credit	120,399	11,067	6,767	17,834	1,058		5,441
Other	7,002	1,149	560	1,709	220		699

	153,253	14,152	8,854	23,006	1,945		9,126

Total derivatives	$1,561,941	$44,810	$21,007	$65,817	$21,960		$39,672

Less: impact of master netting and collateral		24,076	13,220	37,296	12,886	(1)	19,114	(1)

Total		$20,734	$7,787	$28,521	$9,074	(1)	$20,558	(1)

Total risk weighted assets(2)				9,653			6,325

(1)	Amounts have been reclassified to conform with the current presentation.

(2)	Comparative risk weighted assets for 2007 were determined in accordance with Basel I rules.

2008 Scotiabank Annual Report     151

Consolidated Financial Statements
(d) Fair value
Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives are determined using pricing models, which take into account current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions.
     The determination of the fair value of derivatives includes consideration, on a portfolio basis, of customer credit risk and ongoing direct costs over the life of the instruments.
The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives used in the Bank’s asset/liability risk management process (ALM).

	2008		2008		2007

	Average fair value(1)		Year-end fair value		Year-end fair value

As at October 31 ($ millions)	Favourable	Unfavourable	Favourable	Unfavourable	Favourable		Unfavourable

Trading
Interest rate contracts
Forward rate agreements	$17	$12	$20	$24	$7		$15
Swaps	5,573	5,520	9,345	9,508	3,006		2,828
Options	274	267	350	342	143		143

	5,864	5,799	9,715	9,874	3,156		2,986

Foreign exchange and gold contracts
Forwards	6,025	5,299	12,424	11,445	7,466		7,013
Swaps	5,144	4,451	4,668	5,061	6,725		5,876
Options	186	168	375	396	158		103

	11,355	9,918	17,467	16,902	14,349		12,992

Other derivative contracts
Equity	1,273	1,515	1,886	1,356	431		1,653
Credit	4,123	3,921	10,842	8,614	1,046		1,654
Other	462	422	1,118	661	165		237

	5,858	5,858	13,846	10,631	1,642		3,544

Trading derivatives’ market valuation	$23,077	$21,575	$41,028	$37,407	$19,147		$19,522

ALM
Interest rate contracts
Forward rate agreements			$—	$2	$2		$—
Swaps			852	1,671	464		447
Options			1	—	4		—

			853	1,673	470		447

Foreign exchange and gold contracts
Forwards			629	1,404	113		646
Swaps			1,994	1,881	1,927		3,982
Options			—	—	—		—

			2,623	3,285	2,040		4,628

Other derivative contracts
Equity			50	218	236		26
Credit			225	228	12		66
Other			31	—	55		—

			306	446	303		92

ALM derivatives’ market valuation			$3,782	$5,404	$2,813		$5,167

Total derivative instruments before netting			$44,810	$42,811	$21,960		$24,689

Less: impact of master netting and collateral			24,076	24,076	12,886	(2)	12,886	(2)

Total derivative instruments			$20,734	$18,735	$9,074	(2)	$11,803	(2)

(1)	The average fair value of trading derivatives’ market valuation for the year ended October 31, 2007 are: favourable $12,880 and unfavourable $12,356. Average fair value amounts are based on month-end balances.

(2)	Amounts have been reclassified to conform with the current presentation.

152     2008 Scotiabank Annual Report

Included in the above ALM derivatives’ market valuation amounts are derivatives designated in hedging relationships as follows:

	2008		2007
As at October 31 ($ millions)	Favourable	Unfavourable	Favourable	Unfavourable

Derivatives designated in fair value hedging relationships	$1,391	$578	$178	$1,013
Derivatives designated in cash flow hedging relationships	$689	$1,561	$1,021	$2,206
Derivatives designated in net investment hedging relationships	$15	$19	$—	$—

Total derivatives designated in hedging relationships	$2,095	$2,158	$1,199	$3,219

Due to the ineffective portion of designated hedges, the Bank recorded a net gain of nil (2007 — loss of $11 million) during the year, of which a gain of $12 million (2007 — loss of $20 million) related to cash flow hedges. No ineffectiveness was recognized on net investment hedges. In addition to the above, the Bank recorded a cumulative mark-to-market loss of $162 million during the year relating to interest rate derivatives used for certain asset/liability management purposes that did not qualify for hedge accounting.

Acquisitions
(a) Canadian acquisitions
Current Year
The Bank completed the acquisition of E*TRADE Canada on September 22, 2008, through the acquisition of 100% of the outstanding shares for cash consideration of US $470 million. The Bank has not completed its assessment and valuation of the assets acquired and liabilities assumed for this acquisition. As a result, the amount of the purchase price in excess of the carrying value of the acquired assets and liabilities has not been fully allocated to the acquired assets and liabilities in the Consolidated Balance Sheet.
     On October 6, 2008, the Bank announced an agreement to purchase Sun Life Financial Inc.’s ownership stake in CI Financial Income Fund for approximately $2.3 billion. This sale will result in the Bank acquiring 104,609,895 trust units of CI Financial Income Fund, representing 37.6 per cent of the outstanding units. This transaction is expected to close in the first quarter of 2009 and is subject to the satisfaction or waiver of customary closing conditions, including the receipt of all applicable regulatory approvals. This investment will be accounted for under the equity method of accounting.
Prior Year
The Bank completed the acquisition of Dundee Bank of Canada on September 28, 2007, for cash consideration of $260 million. Total assets were $2.5 billion at acquisition, comprised primarily of short-term deposits, available-for-sale debt securities and residential mortgages. Goodwill on this investment was not significant.
     The Bank completed an 18% equity investment in DundeeWealth Inc. for $348 million on September 28, 2007, with the right to acquire up to 20%. The investment was a combination of voting and convertible non-voting shares issued out of treasury by DundeeWealth Inc. During the third quarter of 2008, the Bank exercised its right and acquired additional shares, bringing its ownership interest to approximately 19.3%. This investment is accounted for under the equity method of accounting.
(b) International acquisitions
Current Year
During the second half of 2008, the Bank acquired an additional 20% of Scotiabank Peru for approximately $230 million, which increases the Bank’s ownership in Scotiabank Peru from 78% to 98%. This transaction resulted in an increase in goodwill of $62 million. There is also a reduction in non-controlling interest in subsidiaries of $164 million.
     The Bank completed the acquisition of Chile’s Banco del Desarrollo on November 26, 2007, through the acquisition of 99.55% of the outstanding shares. The purchase price was approximately $1.0 billion Canadian dollar equivalent (CDE), representing a cash payment of $537 billion Chilean Pesos. Based on acquisition date fair values, the total purchase price has been allocated to CDE $6.5 billion of tangible assets, primarily loans, acquired, CDE $6.3 billion of liabilities, primarily deposits, assumed and an estimated value of intangibles and goodwill acquired of CDE $907 million. Subsequent to the acquisition, the Bank has combined the operations of Banco del Desarrollo with its existing Scotiabank Sud Americano banking operations in the International Banking segment.
     The purchase price allocations for 2008 acquisitions may be refined as the Bank completes its valuation of the assets acquired and liabilities assumed. However, these refinements are not expected to be significant.
Prior Year
The Bank completed a 24.99% equity investment in Thanachart Bank for $225 million on July 19, 2007. This investment is accounted for under the equity method of accounting.
     The Bank and one of its subsidiaries acquired 68% of Dehring Bunting & Golding Ltd. (DB&G) on December 13, 2006 for $76 million. Following a reorganization to combine its similar operations with DB&G, the subsidiary now owns 77% of DB&G. After minority interest in its subsidiary, the Bank has a net interest of 55.28% in DB&G. Goodwill on this investment was not material.

2008 Scotiabank Annual Report     153

Consolidated Financial Statements

Reconciliation of Canadian and United States generally accepted accounting principles (GAAP)
The consolidated financial statements of the Bank have been prepared in accordance with Canadian GAAP. The significant measurement differences between Canadian and U.S. GAAP affecting the consolidated financial statements are as follows:
Reconciliation of net income

	Net income
For the year ended October 31 ($ millions)	2008	2007	2006

Net income based on Canadian GAAP	$3,140	$4,045	$3,579
Employee future benefits (a)	(24)	(31)	24
Restructuring costs (b)	(8)	—	—
Transfers of loans through securitizations (c)	—	4	(9)
Derivative instruments and hedging activities (d)	201	(30)	(1)
Unrealized gains (losses) on securities reclassified (e)	(63)	(12)	(2)
Conversion of loans into debt securities (e)	(16)	29	9
Available-for-sale securities (e)	(7)	7	8
Computer software (f)	(7)	(11)	(20)
Stock-based compensation (g)	(41)	(17)	(23)
Stock-based compensation-transition adjustment (g)	—	—	(12)
Tax effect of above differences	(20)	32	3

Net income based on U.S. GAAP	$3,155	$4,016	$3,556

Preferred dividends paid	(107)	(51)	(30)

Net income available to common shareholders based on U.S. GAAP	$3,048	$3,965	$3,526

Earnings per common share based on U.S. GAAP (in dollars)(1):
Basic	$3.09	$4.01	$3.57
Diluted	$3.07	$3.98	$3.52

(1)	Earnings per share calculations are based on full dollar and share amounts.
(a) Employee future benefits
Commencing fiscal 2007, the Bank prospectively adopted a new U.S. GAAP standard which requires: (i) the recognition of a pension and other post-retirement plan’s over-funded or under-funded status as an asset or liability, respectively; and (ii) the recognition of existing unrecognized net actuarial gains and losses, prior service costs and credits, and net transitional assets or obligations in other comprehensive income. The new standard also requires, commencing in fiscal 2009, the measurement of defined benefit plan assets and obligations at the fiscal year-end date. Prior to fiscal 2007, U.S. GAAP required the excess of any unfunded accumulated benefit obligation (with certain other adjustments) to be reflected as an additional minimum pension liability in the U.S. GAAP Consolidated Balance Sheet with an offsetting adjustment to intangible assets to the extent of unrecognized prior service costs, with the remainder recorded in other comprehensive income. Upon adoption of the new standard, the minimum pension liability previously recorded under U.S. GAAP was eliminated as part of the transitional adjustment. Although the new U.S. GAAP standard changes the balance sheet presentation of post-retirement benefit plans, the recognition and measurement of pension expense under U.S. GAAP remains unchanged.
     Canadian GAAP requires that only the cumulative difference between pension income/ expense and funding contributions be reflected in the Bank’s Consolidated Balance Sheet. Although Canadian and U.S. GAAP are substantially consistent with respect to recognition and measurement of pension expense, there still continues to be a difference in the charge to income between Canadian and U.S. GAAP, principally due to differences in the amortization of the transitional amounts resulting from differing adoption dates of the previous standards, and differences in the treatment of the pension valuation allowance. Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the Consolidated Statement of Income. U.S. GAAP does not permit recognition of a pension valuation allowance.
     The impact of adoption of the U.S. GAAP standard as at October 31, 2007 was an increase of $136 million in other assets, an increase of $538 million in other liabilities, and a decrease of $402 million (net of tax is $262 million) in accumulated other comprehensive income. The adoption of the U.S. GAAP standard had no effect on the Bank’s Consolidated Statement of Income under U.S. GAAP for the years ended October 31, 2007 and 2008.
(b) Restructuring costs
Under Canadian GAAP, restructuring costs incurred for activities initiated prior to April 1, 2003, were accrued as liabilities provided that a restructuring plan detailing all major actions to be taken had been approved by an appropriate level of management, and significant changes to the plan were not likely. Under U.S. GAAP, for activities initiated prior to January 1, 2003, additional criteria were required to have been met prior to accrual, including that certain restructuring costs be incurred within one year from the date of approval of the restructuring plan; the accruals recorded under Canadian GAAP for certain planned restructuring costs not incurred within the one-year time limit were reversed under U.S. GAAP and the costs are expensed as incurred. For restructuring costs incurred for activities initiated after March 31, 2003, Canadian and U.S. GAAP are consistent.
(c) Transfers of loans through securitizations
Effective July 1, 2001, the Bank adopted a new Canadian accounting guideline for transfers of loans on a prospective basis. This guideline is consistent with the U.S. standard for transfers of loans adopted on April 1, 2001.
     Prior to the adoption of the new Canadian guideline, transfers of loans were treated as sales under Canadian GAAP when the significant risks and rewards of ownership were transferred. Gains on transfers of loans were recognized immediately, unless there was recourse to the Bank in excess of expected losses, in which case the gains were considered unrealized and deferred until they were collected in cash and there was no recourse to that cash. Under U.S. GAAP, gains on transfers

154     2008 Scotiabank Annual Report

of loans that qualify as sales are recognized in income at the time of sale. There will continue to be differences in Canadian and U.S. GAAP income until the deferred gains related to assets securitized prior to July 1, 2001 have all been recognized in Canadian GAAP income.
Prior to the harmonization of Canadian and U.S. GAAP, some transfers of assets did not qualify for sale accounting under U.S. GAAP. These transfers have been accounted for as secured lending arrangements under U.S. GAAP. This results in the assets remaining on the U.S. GAAP Consolidated Balance Sheet and in the net spread being recognized in U.S. GAAP income over the term of the loans rather than immediate recognition of a gain.
(d) Derivative instruments and hedging activities
As described in Note 1, Canadian GAAP is substantially consistent with U.S. GAAP for the Bank’s activities relating to hedging, most embedded derivatives and recognition of inception gains on derivatives valued using unobservable market data. The current year reconciling items between Canadian and U.S. GAAP relate primarily to the bifurcation of credit-related embedded derivatives in synthetic collateralized debt obligation (CDO) structures required under Canadian GAAP.
     Prior to November 1, 2006, the Bank, under Canadian GAAP, accounted for derivative instruments held for asset/liability management purposes on an accrual basis if they qualified for hedge accounting. Under U.S. GAAP, hedges were categorized as fair value, cash flow or net investment hedges and followed the current Canadian GAAP accounting described in Note 1 for hedges.
     The Bank recorded in its U.S. GAAP consolidated financial statement an after-tax loss of $5 million in 2006 representing the ineffective portion of designated hedges. On a U.S. GAAP basis, the Bank expected to reclassify an after-tax loss of $15 million in 2006 from accumulated other comprehensive income to earnings as a result of its cash flow hedges within the next twelve months. For fiscal 2007 and 2008, the ineffective portion of designated hedges and the expected reclassification to earnings as a result of cash flow hedges within the next twelve months are consistent with Canadian GAAP (refer to Notes 27 and 16, respectively). The maximum term of cash flow hedges was less than 10 years for all periods presented.
     Prior to fiscal 2007, the unrealized gain or loss arising at the inception of a derivative transaction was recognized in U.S. GAAP income only when the fair value of the derivative was obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. As described in Note 1, effective November 1, 2006, Canadian GAAP is consistent with U.S. GAAP in this respect. On a U.S. GAAP basis, this requirement resulted in an after-tax loss of $2 million in 2006.
(e) Securities
As described in Note 1, Canadian GAAP is substantially harmonized with U.S. GAAP for the Bank’s activities relating to the accounting for securities. The significant differences between Canadian and U.S. GAAP for fiscal 2008 and prior years are described below.
     Under Canadian GAAP, securities are accounted for on a settlement date basis. Under U.S. GAAP, securities are required to be accounted for on a trade date basis.
     Prior to November 1, 2006, securities were classified as either trading or investment under Canadian GAAP. The Bank carried investment securities at cost or amortized cost. On a Canadian GAAP basis, other-than-temporary declines in the value of investment securities were recorded in income based on net realizable value; declines in fair values were generally presumed to be other-than-temporary if conditions indicating impairment had persisted for a longer period of time than under U.S. GAAP. On a U.S. GAAP basis, other-than-temporary declines are recognized in income based on fair values; declines in fair values are generally presumed to be other-than-temporary if they have persisted over a number of quarters.
     Prior to November 1, 2006, under U.S. GAAP, unrealized gains and losses on available-for-sale securities, net of related income taxes, were recorded in other comprehensive income until realized, except for the unrealized gains and losses on hedged available-for-sale securities, which were recorded in U.S. GAAP income.
     Under Canadian GAAP, debt securities acquired in a loan restructuring prior to May 1, 2003 were recorded at net book value. Under U.S. GAAP, the debt securities are recorded at their fair value with the difference between the carrying value of the loans and the fair value of the debt securities acquired recorded in income. For debt securities acquired in a loan restructuring after April 30, 2003, Canadian and U.S. GAAP are consistent.
     Prior to fiscal 2007, certain securities with embedded derivatives were reclassified from available-for-sale to trading securities. Under Canadian GAAP, these securities were classified as investment securities.
     As described in Note 1, Canadian GAAP was amended on October 24, 2008 allowing a reclassification of non-derivative financial assets out of the held-for-trading category under rare circumstances. For fiscal 2008, the Bank reclassified specified assets out of trading securities to available-for-sale securities effective August 1, 2008, as permitted under Canadian GAAP. Under U.S. GAAP, this reclassification is effective October 31, 2008.
(f) Computer software
U.S. GAAP requires qualifying software costs to be capitalized and depreciated over the useful life of the software. Prior to November 1, 2003, these costs were expensed as incurred under Canadian GAAP. For software costs incurred after November 1, 2003, Canadian and U.S. GAAP are consistent.
(g) Stock-based compensation
Effective November 1, 2005, the Bank adopted, on a modified prospective basis, a new U.S. GAAP standard amending the accounting for stock-based compensation to new awards and to any awards modified, repurchased or cancelled after the effective date. The prospective adoption of the standard requires the use of a fair-value-based method, rather than an intrinsic-value-based method, to measure and account for the cost of employee services received in exchange for an award linked to the Bank’s common shares. The greatest impact was on the Bank’s employee stock option plan.
     The pre-tax cumulative effect of adopting the new standard in fiscal 2006 was $12 million incremental compensation expense. The U.S. GAAP stock-based compensation expense for 2008 and 2007 were quantified using the Black-Scholes option pricing model and the following weighted average assumptions:

As at	October 31, 2008	October 31, 2007

Risk-free interest rate	2.46%	4.59%
Expected dividend yield	3.76%	3.37%
Expected price volatility	38.2%	18.1%
Expected life of option	6.0 years	6.1 years
     Under Canadian GAAP, the Bank uses an intrinsic-value-based method to record stock-based compensation expense for all liability classified awards. Effective November 1, 2005, the Bank adopted a new pronouncement amending the accounting for stock-based compensation for employees eligible to retire before the vesting date and permitted application on a retrospective basis. There was also a corresponding change in U.S. GAAP; however, this change was required to be applied prospectively under U.S. GAAP for awards granted in fiscal 2006 and onwards.

2008 Scotiabank Annual Report     155

Consolidated Financial Statements
(h) Liabilities and equity
Under Canadian GAAP, the preferred shares issued by Scotia Mortgage Investment Corporation that were redeemed on October 31, 2007 and the Scotiabank Trust Securities issued by BNS Capital Trust are recorded as capital instrument liabilities. Under U.S. GAAP, these securities with conversion or conditional redemption features are recorded as non-controlling interest in subsidiaries.
(i) Non-cash collateral
Under Canadian GAAP, non-cash collateral received as part of securities lending transactions is not recognized in the Consolidated Balance Sheet. Under U.S. GAAP, collateral received for transactions where the Bank lends securities as principal is accounted for as a secured borrowing in the Consolidated Balance Sheet.
     The adjustment for non-cash collateral received in securities lending transactions resulted in an addition to other assets of $6,905 million (2007 — $11,154 million) and an addition to other liabilities of $6,905 million (2007 — $11,154 million).
(j) Comprehensive income
As described in Note 1, commencing in fiscal 2007, the Bank adopted a new Canadian GAAP standard that requires a statement of comprehensive income to form part of the consolidated financial statements, consistent with U.S. GAAP. Prior to November 1, 2006, the requirement to present a statement of comprehensive income did not exist under Canadian GAAP. The main reconciling items between Canadian GAAP and U.S. GAAP relating to comprehensive income in 2007 primarily result from the reversal of certain hedge adjustments recorded in U.S. GAAP prior to November 1, 2006 and repayments and maturities of debt securities acquired in a loan restructuring prior to May 1, 2003. In addition, the fiscal 2008 reconciling items also include the reclassification of amounts relating to trading and available-for-sale securities and changes in assets and liabilities relating to employee future benefits.
(k) Non-controlling interest in subsidiaries
Under U.S. GAAP, non-controlling interest in subsidiaries is presented separately.
(l) Income taxes
On November 1, 2007, the Bank adopted, for U.S. GAAP purposes, FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48). The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an uncertain tax position taken or expected to be taken on a tax return.
     FIN 48 uses a two-step approach for evaluating tax positions: 1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized; and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with the FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit (UTB).
     The adoption of FIN 48 had no material impact on opening retained earnings under U.S. GAAP. The amount of unrecognized tax benefits as of November 1, 2007 was $418 million. There was a net $72 million increase during 2008 related to tax positions taken during prior periods. The 2008 balance of $490 million of unrecognized tax benefits, if recognized, would affect the effective tax rate. It is difficult to project how unrecognized tax benefits will change over the next 12 months. The Bank operates in Canada, the U.S. and other foreign jurisdictions, subject to examination by tax authorities.
Consolidated statement of comprehensive income (loss)

	2008
	Canadian		U.S.
For the year ended October 31 ($ millions)	GAAP	Adjustments	GAAP	2007	2006

Net income	$3,140	$15	$3,155	$4,016	$3,556
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses), net of hedging activities(1)	2,368	74	2,442	(2,230)	(360)
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activities(2)	(1,588)	(95)	(1,683)	(141)	(18)
Change in gains (losses) on derivative instruments designated as cash flow hedges(3)	(519)	(6)	(525)	115	(38)
Change in additional minimum pension liability(4)	—	—	—	—	2
Change in pension asset and liability(5)	—	35	35	—	—

Total other comprehensive income (loss)	$261	$8	$269	$(2,256)	$(414)

Total comprehensive income (loss)	$3,401	$23	$3,424	$1,760	$3,142

Accumulated other comprehensive income (loss)(6)

	2008
	Canadian		U.S.
For the year ended October 31 ($ millions)	GAAP	Adjustments	GAAP	2007	2006

Unrealized foreign currency translation gains (losses), net of hedging activities	$(2,181)	$(42)	$(2,223)	$(4,665)	$(2,435)
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	(949)	(33)	(982)	701	842
Derivative instruments designated as cash flow hedges	(466)	1	(465)	60	(55)
Employee future benefits(7)	—	(251)	(251)	(286)	(39)

Total accumulated other comprehensive income (loss)	$(3,596)	$(325)	$(3,921)	$(4,190)	$(1,687)

(1)	U.S. GAAP amounts are net of income tax benefit of $159 (2007 — expense of $427; 2006 — nil).

(2)	U.S. GAAP amounts are net of income tax benefit of $717 (2007 — benefit of $65; 2006 — benefit of $4).

(3)	U.S. GAAP amounts are net of income tax benefit of $246 (2007 — expense of $48; 2006 — benefit of $20).

(4)	The 2006 adjustment is net of income tax expense of $2.

(5)	U.S. GAAP amounts are net of income tax expense of $12 (not applicable for 2007 and 2006).

(6)	All amounts presented are net of income tax.

(7)	The 2007 adjustment relates to the application of the new standard on employee future benefits. Refer to the discussion of Employee future benefits in (a) above.

156     2008 Scotiabank Annual Report

Condensed consolidated balance sheet

	2008					2007
	Canadian			U.S.	Canadian			U.S.
As at October 31 ($ millions)	GAAP	Adjustments		GAAP	GAAP	Adjustments		GAAP

Assets
Cash resources	$37,318	$—		$37,318	$29,195	$—		$29,195
Securities
Trading	48,292	721	[e]	49,013	59,685	1,042	[e]	60,727
Available-for-sale	38,823	(55)[e]		38,768	28,426	(279)[e]		28,147
Equity accounted investments	920	—		920	724	—		724
Securities purchased under resale agreements	19,451	—		19,451	22,542	—		22,542
Loans	288,680	1,668	[c,d]	290,348	227,147	1,215	[c,d]	228,362
Derivative instruments	44,810	—		44,810	21,960	—		21,960
Other	29,331	9,258	(1)	38,589	21,831	13,261	(5)	35,092

	$507,625	$11,592		$519,217	$411,510	$15,239		$426,749

Liabilities and shareholders’ equity
Liabilities
Deposits	$346,580	$1,668	[c,d]	$348,248	$288,458	$1,224	[c,d]	$289,682
Derivative instruments	42,811	(9)[d]		42,802	24,689	(5)[d]		24,684
Other	91,238	10,198	(2)	101,436	76,852	14,283	(6)	91,135
Non-controlling interest in subsidiaries	502	(502)[k]		—	497	(497)[k]		—
Subordinated debentures	4,352	—		4,352	1,710	25	[d]	1,735
Capital instrument liabilities	500	(500)[h]		—	500	(500)[h]		—

	$485,983	$10,855		$496,838	$392,706	$14,530		$407,236

Non-controlling interest in subsidiaries	$—	$1,002	[h,k]	$1,002	$—	$997	[h,k]	$997
Shareholders’ equity
Capital stock
Preferred shares	$2,860	$—		$2,860	$1,635	$—		$1,635
Common shares and contributed surplus	3,829	—		3,829	3,566	—		3,566
Retained earnings	18,549	60	(3)	18,609	17,460	45	(7)	17,505
Accumulated other comprehensive income (loss)	(3,596)	(325	)(4)	(3,921)	(3,857)	(333	)(8)	(4,190)

	$21,642	$(265)		$21,377	$18,804	$(288)		$18,516

	$507,625	$11,592		$519,217	$411,510	$15,239		$426,749

Note references refer to GAAP differences described above.

(1)	Refer to a, b, c, d, e, f, i.

(2)	Refer to a, c, e, g, i.

(3)	Refer to a, b, c, d, e, f, g.

(4)	Refer to a, d, e, j.

(5)	Refer to a, b, c, d, e, f, i.

(6)	Refer to a, b, c, e, g, i.

(7)	Refer to a, b, c, d, e, f, g.

(8)	Refer to a, d, e, j.
Future accounting changes
Framework on fair value measurement
In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. The standard establishes a framework for measuring fair value and expands disclosures surrounding fair value measurement. The requirements of this standard will be effective for the Bank beginning November 1, 2008 except for certain non-financial assets and liabilities. The Bank is currently assessing the impact of this standard.
Fair value option for financial assets and liabilities
In February 2007, the FASB issued Statement No. 159, Fair Value Option for Financial Assets and Liabilities. This standard allows an entity the option to measure certain financial assets and liabilities at fair value. Changes in fair value are recognized in earnings. The requirements of this standard will be effective for the Bank beginning November 1, 2008. This new standard is expected to eliminate a measurement difference between Canadian and U.S. GAAP.
Business combinations and Non-controlling interest
In December 2007, the FASB issued Statement No. 141 (revised), Business Combinations and Statement No. 160, Non-controlling Interests in Consolidated Financial Statements. These standards will require most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at full fair value; related acquisition and restructuring costs to be expensed instead of being capitalized as part of the purchase consideration and require non-controlling interests to be reported as a separate component of equity. The requirements of these standards will be effective for the Bank for U.S. GAAP purposes for business combinations occurring on or after November 1, 2009.
Derivative instruments and Hedging activities
In March 2008, FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133. This standard requires enhanced disclosures for derivatives and hedged items and their effects on an entity’s financial position, results of operations and cash flows. The requirements of this standard will be effective for the Bank for fiscal 2010.

2008 Scotiabank Annual Report     157